UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

CNPJ nº 04.032.433/0001-80    NIRE 33300275410

Companhia Aberta

CALL FOR ASSEMBLY

REGULAR AND EXTRAORDINARY GENERAL MEETING

The Board of Directors of CONTAX PARTICIPAÇÕES S.A. (“Companhia”) invite the shareholders to an ordinary and extraordinary general meeting which will take place on April 25th., at 2.30pm at the Company’s Head Office, located at Rua do Passeio 48 a 56, Parte, Centro, Rio de Janeiro, RJ, in order to determine over the following order of the day:

ORDINARY GENERAL MEETING

 (i)  Receive the Accounts on behalf of the Board of Directors, examine, discuss and vote on the Board of Director’s 'Report and Financial Statements for the year ended December 31, 2010, together with the independent auditors' report;

 (ii) Approve the destination of the net profit of the 2010 financial year and the distribution of dividends;

 (iii) Substitution of members of the Company’s Board of Directors in complementation of the mandate;

 (iv) Stipulate the Board of Directors member’s remuneration, and,

 (v) Alter the Company’s Bylaws in order to (1) correct the reference contained in the “d” line of Article 11, altering the writing of the “Article 17, XXXI” to “Article 17, XXIV”, and (ii) re-ratifying the number of members of the Supervisory Board contained in the caput of article 26, from “3 (three)” to “3 (three) to 5 (five)” members.

EXTRAORDINARY GENERAL MEETING

 (i) The acquisition, by its subsidiary companies Contax S.A. and Contax Colombia S.A.S. of all the shares issued by the companies Stratton Spain S.L., Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A., which together compose the “Grupo Allus”, as per the Relevant Fact announced by the Company on April 5, 2011.

GENERAL INSTRUCTIONS:

1.         The documentation regarding the subject mentioned in the Order of the Day is available at the Company’s head office and can be viewed on the global computer network on CVM’s pages (www.cvm.gov.br) and those of the Company’s (www.contax.com.br/ri).

2          Upon approval of the matter set forth in the Agenda of the Extraordinary General Meeting, under the terms of Article 256, § 2 c / c Article 137, II of Law No. 6404 of December 15, 1976, the dissenting shareholders of common and preferred Company shares and who have retained their shares without interruption including and until April 5, 2011, inclusive, have the right to recess and may exercise it explicitly proclaiming their intention, within the period of thirty (30) days from the date of publication of the minutes of the Assembly Extraordinary Act, now agreed upon, and pursuant to Article 137, Act IV of Law 6404 of  December 15th., 1976.

3          Further information regarding the acquisition submitted to the shareholders and the right of withdrawal, in accordance with Annex 19 and Annex 20 of CVM Instruction 481/09, respectively, are attached to the Proposal of the Board of Directors, disclosed by the Company on the worldwide network of computers, on the CVM and the Company’s  pages, as well as at its head office.

4          In order to accelerate the registration process of the shareholders present at the Meeting, we request the Shareholder, who wishes to be represented by an attorney, to present, the respective mandate with special powers together with copies of corporate documents and/or documents that attest the right of  representation, in the case of a corporate entity, to the attention of the Board of Directors at Rua do Passeio, No. 56, 16th floor, Centro, City of Rio de Janeiro - RJ, from 9:00 to 12:00 and 14:00 to 18:00,

5          The shareholder who holds fungible custody of nominal shares of the Stock Exchanges and who wishes to attend this meeting, shall present a statement issued until April 19, 2011, confirming the respective holding of shares, provided by the custodian entity.

Rio de Janeiro, April 07, 2011.

Fernando Antonio Pimentel de Melo

Chairman of the Board of Directors

ANNEX 9-1-11

DESTINATION OF THE NET PROFIT

CVM – SECURITIES COMMISSION

CONTAX PARTICIPAÇÕES S.A.

Companhia Aberta

CNPJ/MF nº 04.032.433/0001-80

NIRE 33.300.275.410

ANNEX 9-1-11

DESTINATION OF THE NET PROFIT

Base Date 31.12.2010

In compliance with CVM Instruction No. 481/2009, the Company informs the proposed allocation of net profit for the year ended December 31, 2010

1.  Announce the net profit for the fiscal year

The net profit was R$ 108,497,907.69

2.  Inform the total amount and dividend amount per share, including advance dividends and interest on equity already declared..

Total amount of dividends:  R$     100,000,000.00

Dividend per share:               R$ 1     1.69

3.  State the percentage of the fiscal year’s net profit distributed

The Board of Director’ss proposal is equivalent to 92.2% of the fiscal year’s net profit. In relation to the adjusted profit (after the constitution of the legal reserve), the  distribution is equivalent to 97.0%.

4.  Inform the total value and the amount per share of the dividends based on previous years profits

Not applicable

5.  Inform, deducting the advanced dividends and interest on own equity already declared:

a.  The gross value of dividends and interest on own equity, in a segregated form, per share of each type and category

The entire proposed amount is derived exclusivelyfrom dividends R$ 100,000,000.00

b.  The form and date of payment of dividends and interest on equity

Dividends will be credited to the accounts of shareholders who hold updated records at the Bank of Brazil, or who hold shares at brokerage firms registered with CBLC. The others should approach a Bank of Brazil branch office for payment.

1 Payment shall be performed until December 30th., 2011.

c.  Possible necessity for restatement and interest on dividends and interest on own equity

The dividends will be adjusted based on the Rate of Reference (TR), valid on January 1st., 2011 until the date on which the initial payments are performed.

d.  Date of announcement for payment of dividends and interest on equity will be used to identify shareholders who are entitled to payments.

The date of the announcement of dividend payments, by which shareholders who are entitled to payments are identified, will be determined during the AGM, to be held on April 25, 2011.

6.  In the case of a prior announcement of dividends or interest on own equity, based on profits earned during semestral or shorter time period:

a.  Identify the amount of dividends or interest on own equity already declared

Not applicable

b.  Inform the date of the respective payments

Not Applicable

7.   Provide a comparative table indicating the following values per share of each type and class:

a.  Net profit of the fiscal year and of the 3 (three) previous fiscal years

	2010	2009 [1]	2008 [1]
Net prot ring the fiscal year	108,497,907.69	139,915,526.10	92,407,639.96
Average share perfo mance [1]
Preferentiais	36,681,000	36,681,000	39,120,832
Common	22,756,504	22,424,789	22,570,068
Net proft per share [2]	2010	2009	2008
Preferentiais	1.83	2.37	1.50
Common	1.83	2.37	1.50

1)   The data relative to the fiscal years 2009 and 2008 was prepared and presented in accordance with accounting practices adopted in Brazil until December 31, 2009 and therefore do not reflect the effects of IFRS and the new Technical Statements, Interpretations and guidelines issued by the Accounting Pronouncements Committee (CPC), valid in 2010.

2)   The average number of shares was informed for each as if the effects of grouping and splitting which occurred until January 15, 2010 had been applied retroactively for all years for comparison purposes.

b.   Dividends and interest on own equity, distributed during the prior 3 (three) fiscal years.

Dividends (R$)	2010	2009	2008
Preferentiais	62,072,577.31	55,865,319.58	31,206,189.43
Common	37,927,422.69	34,134,680.42	18,793,810.57
Total dividends amount	100,000,000.00	90,000,000.00	50,000,000.00
Dividend amount per share (R$/Share)	2010	2009	2008
Preferentiais	1.69	1.52	0.85
Common	1.69	1.52	0.84

1) Amounts calculated based on shares in circulation on December 31 of each year.

8- In the case of allocation of profits to the legal reserve

a.  Identify the amount allocated to the legal reserve.

The amount of the Legal Resreve was R$ 5,424,895.38.

b.  Describe the calculation method for the legal reseve

Calculation of the Legal Reserve
Net Profit of the Fiscal Year	108,497,907.69
Ner Profit after compensation of lass	108,497,907.69
Legal Reserve 5%	5,424,895.38

9. In case the company owns preferred shares entitled to fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends. Priority for payout is granted to preferential shares in the case of  company liquidation, without premium, and for payment of minimum non-cumulative dividends: (i) 6% per annum on the value resulting from the divion of the company’s subscribed  equity by the number of the Companiy’s preferential shares, or (ii) 3% of the net share asset value, whichever is the greater of the two, calculated as follows:

Calculation of the minimim dividend	2010
Value f the net corporate equity	223,873,116
x Percentage of the preferential shares	62.06%
x Percentage of the minimum dividends	6.0%
Minimum dividends	8,336,002.85
Net assets	446,739,712
x Percentage of the preferential shares	62.06%
x Percentage of the statutory dividends	3.0%
Minimum statutory dividends	8,317,263.77

b.  Inform if the fiscal yer’s profit is sufficient for the complete payment of fixed or minimum dividends.

The fiscal year’s profit exceeds the necessary minimum amount for complete payment of dividends.

c.  Check whether eventual non-paid tranches are cumulative

Not applicable

d.  Check the total amount of the fixed or minimum dividends to be paid for each class of preferential shares.

The proppsed dividends for the preferential shares exceed the calculated minimum dividend, as foreseen in the art. 5th,§ 3th. of the company’s statutes. The total sum of the minimum dividend will be 8,336,002.85.

e.  Check the fixed or minimum dividends to be paid per preferential share of each class.

If only minimum dividends were to be paid, the amount per preferential share would be R$ 0.23.

10. With regards to the mandatory dividend

a.  Describe the method of calculation foreseen in the statutes

In compliance with art. 29 of the Company's bylaws, mandatory dividends are calculated as per the following table:

Net Profit	108,497,907.69
(-) Constitution of the Legal Reserve (5%)	(5,424,895.38)
Adjusted Profit	103,073,012.31
Mandatory dividends (25%)	25,768,253.08

The Company is proposing an additional R $ 74,231,746.92 as excess dividends, totalling $ 100 million of proposed dividends.

b. Inform whether are being paid in their entirety

The mandatory dividend is being paid in full as well as the portions of the excess dividends

c.  Inform the amount which is eventually be withheld

Not applicable

11.  In the case of retention of the mandatory dividend due to the company's financial situation

a.  Inform the withheld amount

Not apllicable

b. Describe in detail the Company’s financial position, also addressing aspects related to the analysis of liquidity, working capital and positive cash flow.

Not applicable

c.   Account for withholdance of dividends

Not applicable

12. In the case of resulting profits being allocated to contingencies

a.  Identify the amount being allocated to the reserve

Not applicable

b.  Identify the loss considered probable and its cause

Not applicable

c.   Explain the reasons why the loss is being considered as probable.

Not applicable

d.  Justify the establishment of the reserve

Not applicable

13.In the case of allocation of antecipated profits  to the reserve

a.  Inform the amount of anticipated profits allocated to the reserve

Not applicable

b.  Inform the nature of the anticipated profits that led to the reserve being established.

Not applicable

14. In the case of allocation of profits to statutory reserves

a.  Describe the statutory clauses that led to the establishment of the reserve

Art. 29 paragraph 2 of the bylaws provides for the allocation of income remaining after the dividend proposal towards statutory reserves. The purpose of this reserve is to ensure investments of the Company's interest and to strengthen working capital.

b.  Identify the amount allocated to the reserve

The amount allocated to the reserve is R$3,073,012.31.

c.  Describe how the amount was calculated

After the proposition of the dividends the remainder was allocated to the statutory reserve as per the following table:

Adjusted Profit	103,073,012.31
(-) Mandatory minimum dividends	(25,768,253.08)
(-) Excess dividends	(74,231,746.92)
Profit following the proposition of dividends	3,073,012.31
Total a mount allocated to the proposition of dividend	3,073,012.31

15.In the case of retention of profits within the capital budget

a.  Identify the amount being withheld

Not applicable

b.  Provide copy of the capital budget

Not applicable

16. In the case of allocation of profits to the fical incentives reserve

a.  Inform the total amount allocated to the reserve

Not applicable

b.  Explain the nature of the allocation

Not applicable

CVM - SECURITIES COMMISSION

CONTAX PARTICIPAÇÕES S.A.

Open Company

CNPJ/MF nº 04.032.433/0001-80

NIRE 33.300.275.410

ACQUISITION OF THE ALLUS GROUP

ANNEX 19

ACQUISITION OF CONTROL

In compliance with CVM Instruction No. 481/2009

CONTAX PARTICIPAÇÕES S.A.

CNPJ nº 04.032.433/0001-80

NIRE 33300275410

Companhia Aberta

ANNEX 19

 (for the purposes of CVM Instruction 481/09)

ACQUISITION OF CONTROL

2.   Describe the transaction

Formalization of the contracts for the purchase and sale of shares ("Purchase and Sale of Shares Agreement"), on behalf of its subsidiaries Contax (Contax) and Colombia SAS Contax (Contax Colombia "), for the acquisition of all issued shares of the companies Stratton Spain SL, allus Spain SL, Argentina SA Stratton, Stratton and Multilink SA Peru SA, which together comprise the "Grupo Allus"), for the amount of U.S. $ 200,000,000.00 (two hundred million U.S. dollars), adjustable according to changes in working capital and indebtment of the Grupo Allus and the results achieved over the period of 2 (two) years following the date of the referred    closure ("Transaction").

The Allus Group is a leading provider of contact center services in Latin America, with 22 units distributed in Argentina, Colombia and Peru and commercial activity in the United States and Spain. For 2011, the predicted revenue for Grupo Allus is in the range of $ 315 million, with $ 52 million EBITDA (Dollar amounts converted into Brazilian Reals based on that date's dollar valid exchange rate).

2.   Inform the reason, or statutory, based on which the transaction was submitted to the assembly for approval

Due to its nature as a significant investment for the Company, the transaction is submitted to the  company shareholder's approval during an extraordinary general meeting, as established in art. 256, § 1 of Corporate Law

3.    With regards to the company which’ control has been or will be acquiired

a.   Inform name and qualification

As follows, the details of the corporations involved in the transaction:

Multienlace S.A. Colombian Public Company, registered at the Commercial Registry of Medellin and registered in the Records of Colombian Contributors under the number 811008963-6, and at the Mercantile Registry under the number 21-224522-0, and

Stratton Spain S.L., Spanish Limited Company, registered at the Commercial Registry of Madrid, on the page 128, sheet M-430,431, Volume 23967 and recorded in the Records of Spanish Contributors under the number B85025724.

b.   Number of shares or shares of each class or type issued

With regards to the company Multilink SA, 30,454,642 (thirty million, four hundred fifty-four thousand, six hundred and forty-two) common shares.

With regards to Stratton Spain SL, 170,669 (one hundred seventy thousand six hundred and sixty-nine) shares (Participaciones sociales).

c.   List all controlling companies, or members of the control block, direct or indirect, as well as their shares in the company's equity, in case they are related  parties, as defined by the accounting rules that govern this issue

 (I) UA Cooperatio Sheldrake, is a cooperative corporation, duly established and legalized according to the laws of the Netherlands and owns 92.5% of the capital of Spain and Stratton, approximately 5% of the share capital of Multilink;

 (Ii) Stratton Spain SL,  is a Spanish limited company, registered in the Commercial Registry in Madrid, on page 128, sheet M-430, 431, Volume 23967, and recorded in the list of Spanish fiscal contributors  under no  B85025724. It owns approximately 95% of the share capital of Multilink, and

 (Iii) Jose Luis Romero Victorica, Argentinian, holder of  identity card ID number DNI 17,293,933. He holds 7.5% of Spain Stratton's assets.

                     d.  For each class or type of shares or share of the company which' control will be acquired, state:

                               i.  Minimum, maximum and average quotations for each year, in the markets in which they have been traded for the past 3 (three) years

Not applicable. Grupo Allus’s shares have never been negotiated on the Trade Exchange nor counter market.

                              ii.  Minimum, average and maximum quotation for each quarter, on the markets on which they have been traded during the past 2 (two) years

Not applicable. Grupo Allus’s shares have never been negotiated on the Trade Exchange nor counter market.

             iii.   Minimum, average and maximum quotation for each quarter, on the markets on which they have been traded during the past 6 (six) months.

Not applicable. Grupo Allus’s shares have never been negotiated on the Trade Exchange nor counter market.

.

              iv.   Minimum, average and maximum quotation for each quarter, on the markets on which they have been traded during the past 90 days  .

Not applicable. Grupo Allus’s shares have never been negotiated on the Trade Exchange nor counter market.

                              v.  Value of the net assets at market price, in case this information is available.

Taking into account the consolidation of  the companies within the Grupo Allus, this methodology was not applied.

                             vi.   Value of the annual net profit during the past 2 (two) fiscal years, monetarily adjusted

The consolidated value per share of the Grupo Allus in 2009 was U.S. $ -21.58 (twenty one U.S. Dollars and fifty-eight Cents negative) or the equivalent of R $ -34.23 * (thirty-four Reals and twenty-three Cents negative). In 2010 it was U.S. $ 15.02 (fifteen Dollars and two Cents) or the equivalent of R $ 23.83 * (twenty-three Reals and eighty three Cents).

4.   Principal terms and conditions of the transaction, including

a.   Identification of the Sellers

* the equivalent value in Reals is based on the US Dollar exchange rate of April 7 , 2011  R$1.5863

(i) SHELDRAKE COÖPERATIE U.A. is a cooperative corporation duly established and legally existent under the laws of the Netherlands;

(Ii) Stratton Spain SL,  is a Spanish limited company, registered in the Commercial Registry in Madrid, on page 128, sheet M-430, 431, Volume 23967, and is recorded in the list of Spanish fiscal contributors  under no  B85025724. It owns approximately 95% of the share capital of Multilink, and

(iii)  José Luis Romero Victorica, Argentinian, holder of the identity card number DNI 17,293,933

b.   Total number of shares or quotas acquired or to be acquired

Acquisition of 100% of the Grupo Allus, encompassing the acquisition of 30,454,642 (thirty million, four hundred fifty-four thousand, six hundred and forty-two) common shares of Multienlace, which amounts to 100% of its capital stock ("Shares") and 170,669 (one hundred seventy thousand six hundred and sixty-nine) shares (Participaciones sociales) of Stratton Spain, the equivalent of 100% (one hundred percent) of its capital stock ("Quotas" and, together with the Shares, " Social Investments ").

c.   Total price

Valued up to $ 200,000,000.00 (two hundred million U.S. dollars) or the equivalent of R $ 317,260,000.00 * (three hundred and seventeen million two hundred and sixty thousand reals), subject to adjustment, according to the variations in working capital and Grupo Allus's indebtment as well as  the results achieved during the period of 2 (two) years following the date of closure.

d.   Price per share or quota of each type and class

Stratton Spain S.L., from U.S. $ 177.74 (one hundred seventy-seven U.S. dollars and seventy four cents) til U.S. $ 265.63 (two hundred sixty-five U.S. dollars and sixty-three cents ) per share, or the equivalent of R $ 281.95 * (two hundred and eighty-one Reals and ninety-five ents) to R $ 421.37 * (four hundred and twenty-one Reals and thirty-seven cents), adjusted according to variations in working capital and indebtment of the Grupo Allus and calculated according to the balance sheet which was updated on the last day of the previous month prior to the date on which the actual transfer of the Stratton Spain SL shares to  Contax S.A. took place.

Multilink SA: U.S. $ 4.01 (four U.S. dollars and one cent) per share, or the equivalent of R $ 6.36 * (six Reals and thirty six cents).

* The equivalent value is based on the exchange rate of the U.S. dollar of April 7, 2011 R$1.5863

e.   Form of payment

The initial value of U.S. $ 152,455,986.00 (one hundred fifty-two million, four hundred fifty-five thousand, nine hundred and eighty-six U.S. dollars), or the equivalent amount of R$ 241,840,930.59 * ( two hundred forty-one million and eight hundred forty thousand nine hundred and thirty reals and fifty-nine cents) ("Initial Price") shall be paid upon the effective transfer of all shares issued by Stratton Spain SL and Multienlace S.A., to Contax S.A. and Contax Colombia S.A.S, respectively, and that from this amount (i) U.S$ 8,000,000.00 (eight million U.S. dollars), or the equivalent of R$12,690,400.00 (twelve million six hundred and ninety thousand four hundred reals), will be deposited into a collateral account (escrow account) in order to counter any losses suffered by the companies and indemnifiable by the selling shareholders, pursuant to the terms of the  Purchase and Sales contract of shares, in three annual installments that are to be released to the selling shareholders, the first being due one (1) year after the effective date of the transfer of shares, and (ii ) U.S. $ 10,000,000.00 (ten million U.S. dollars), or the equivalent of R $ 15,863,000.00 * (15.863 million dollars), will also be deposited in a collateral account, and released to the selling shareholders by way of  the implementation of certain conditions stipulated in the purchase and sales contract of the Stratton Spain S.L. shares.

This amount will be adjusted according to variations in working capital and indebtment of the Grupo Allus and calculated based on the balance sheet which will be updated on the last day of the previous month prior to the date on which the actual transfer of the Stratton Spain SL shares to  Contax S.A., and from Multienlace to Contax Colombia S.A.S.takes place.

Up to U.S. $ 15,000,000.00 (fifteen million U.S. dollars), or the equivalent of R$ 23,974,500.00 (23.974 million and five hundred reals) will be paid to the selling shareholders, in two annual installments of up to U.S. $ 7,500,000.00 (seven million five hundred thousand dollars), or the equivalent of R$ 11,897,250.00 * (11,897 million two hundred and fifty reals), pending the verification of certain levels of financial performance by the companies betweenduring the period April 1st., 2011 and March 31st. 2013..

* The equivalent value is based on the exchange rate of the U.S. dollar of April 7,2011 R$1.5863

f.    Suspensive and decisive conditions the negotiation is subject to

In addition to the usual conditions that govern operations similar in nature to the transaction (the statements and true warranties, ,breach of contractual conditions and the non-enforcement of any provision of law, rule or regulation, administrative or judicial order or any legal restriction to which the parties or the Grupo Allus are subject, that sell or restrict assignment and transfer of shares), the conclusion of this transaction is subject to the following main conditions:

 (i)  The Sellers transfer the shares in accordance with the laws of Colombia and the Kingdom of Spain, and, as appropriate, register such transfer in the relevant documents, submit all the necessary corporate books as indicated in the Purchase and Sale contracts and demonstrate the due settlement of the Stratton Spain S.L. Purchase Option Plan dated July 3, 2008, and

(ii)  The approval of the transaction by the General Company Assembly and Contax S..A.

g.   Summary of the Seller’s declarations and  warranties

The main representations and warranties individually provided by the Sellers, amongst others which are usually applied to operations of acquisition of control, are: (i) validity of the constitution and organization of the Sellers, if applicable, and of the Grupo Allus, (ii) the powers, capabilies and commitment to fulfill the Purchase and Sale of Shares Agreement as well as the transaction, (iii) legitimacy of ownership and possession of the shares involved in the operation, (iv) proper ownership of the Sellers assets and property, (v) consistency of financial statements submitted under the Shares Purchase and Sales Agreement, (vi) conduct of business and the necessary legal permits, (vii) in addition to the information provided and excepted in the Contract of Purchase and Sale of Shares on completion, adequacy or nonexistence, according to the case, violation of laws, contracts, agreements or third party rights, litigation, tax, labor and social security issues, restrictions to transfer of control and relevant demands regarding insurance, property, real estate and other assets.

h.   Rulings on Buyer’s indemnification

The selling shareholders will indemnify the buyers (i) in case of fraud in the representations and warranties in the Shares Purchase and Sale Agreement, (ii) if such representations and warranties are not accurate at the date of effective transfer of shares, and (iii ) in the case of  default of obligations established in the Contract of Purchase and Sale of Shares.

i.    Necessary governmental approvals

Not applicable

j.    Warranties granted

U.S. $ 8,000,000.00 (eight million U.S. dollars), or the equivalent of R$ 12,690,400.00 * (12.69 million and four hundred reals), will be withheld from the Initial Price and deposited into an escrow account in order to counter any losses suffered by the companies which are subject to reimbursement by the selling shareholders pursuant to the Contract of Purchase and Sale of Shares.

* The equivalent value is based on the exchange rate of the U.S. dollar April 7, 2011, R$ 1.5863

5.   Describe the objective of the transaction

The acquisition of Grupo Allus is directly in line with the company's strategy of internationalization with focus on Latin America. With the acquisition, the Contax takes a major step towards becoming one of the most comprehensive global providers of BPO (Business Process Outsourcing) dedicated to supporting its customers along the entire chain of customer relations. The closure of the transaction, with the actual transfer of shares, is subject to the implementation of certain pre-conditions set forth in the Shares Purchase and Sale Agreement, including approval of the transaction by the Company’s shareholders.

6.   Provide an analysis of the benefits, costs and risks involved in the transaction

With this deal, Contax strengthens and accelerates its internationalization project. This transaction consolidates Contax as one of the leading Brazilian multinational service providers. From now on customers can also count on its services outside of Brazil. The combination of the Contax and Grupo Allus’s, installed bases, its services portfolio and best operational practices increases the supply capacity and value creation for customers of both companies.

Contax's management believes that Grupo Allus is the best choice due to the excellent location of its units and offer of offshore services, size and the customer 's positive concept regarding the quality of its services. Just a like Contax, Grupo Allus positions itself as a strategic partner to its clients, seeking to understand their business and offering unique solutions to customer service, telesales, credit collection, credit recovery and back office.

* The equivalent value is based on the exchange rate of the U.S. dollar of April 7, 2011, R$1.5863

The risks involved in the transaction are related to the risks involved in operating in markets where Grupo Allus operates allus, which, according to our view are principally:

(I)     The provision of services is performed for large-scale customers, which leads to the concentration of revenues in the hands of a few contractors, potentially jeopardizes the negotiation of contract prices, and even more so in the case of the loss of relevant customers which may affect its results materially;

     (Ii)      If the trend towards outsourcing of contact centers is reversed, the rate of growth of its business may decline;

     (Iii)     Increased use of automated services for customer care could reduce demand for their services;

     (Iv)     the inability to recruit, motivate and retain qualified managers and attendants could affect the quality of services, possibly impacting the capacity to attract new customers and retain existing ones;

     (V)     the inability to pass on cost increases could seriously damage the profit margins;

     (Vi)    The Group Allus's operational results could be impacted if unable to maximise deployment of their contact centers;

     (Vii)   If customers are perform badly, the amount of business outsourced by them may decrease and this could result in lower revenues for the Grupo Allus;

      (Ix)   the state of the economy and the market in general, may adversely affect the financial position, cash flow and operational results;

(X)    lack of technological upgrading could undermine its competitiveness;

(Xi)   the interruption of their contact center services could cause a adverse material effect on its financial condition and operational results;

(Xii)  breach of contact center services contracts may subject the Grupo Allus to severe monetary penalties;

(Xiii) The Grupo Allus may be unable to achiever the same levels of performance they have achieved in contracts for performance-based remunerationo;

(Xiv)  Labour disputes may adversely affect the company’s profitability;

(Xv)  The performance sector is highly competitive and Grupo Allus could lose customers and suffer decreased profitability due to lack of competetiveness.

(Xvi) The Grupo Allus could be held reponsible for fraudulent activities or misappropriation of customer data, on behalf its employees or third parties..

7.   Inform the costs which will be incurred by the company in the case of non-approval of the transaction

Except for the remunerations due to consultors and assistants, the Company will not incur any costs in the case of non-approval of the transaction.

If the purchase and sale of shares is cancelled and the effective transfer of shares does not take place due to (i) willful failure of the Contax and / or SAS Contax Colombia S.A.S. to implement any of the conditions which are subordinated to the transfer of actions, (ii) willful violation of Contax S.A. and / or Contax Colombia S.A.S. of its obligations set forth in the Contract of Purchase and Sale of Shares, or (iii) breach of representations and warranties provided by Contax Contax Colombia SA and SAS in their Contract of Purchase and Sale Agreement, then the selling shareholders will be entitled to reimbursement of expenses incurred in relation to the Transaction, limited to U.S. $ 1,000,000.00 (one million U.S. dollars), or the equivalent of R$ 1,586,300.00 (one million five hundred eighty-six thousand and three hundred reals).

8.   Describe the origin of funds for the transaction

The company will employ its own resources, combined with the operational result of the business itself.

9. Outline the management’s plans for the company which’ control has been or will be acquired

The acquisition of Grupo Allus is directly in line with the company's strategy of internationalization with focus on Latin America. With the acquisition, the Contax takes a major step towards becoming one of the most comprehensive global providers of BPO (Business Process Outsourcing) dedicated to supporting its customers along the entire chain of consumer relations.

* The equivalent value is based on the exchange rate of the U.S. dollar April 7, 2011, R$1.5863

10. Provide reasoned statement by the directors recommending approval of the transaction

With this deal, Contax strengthens and accelerates its internationalization project. This transaction consolidates Contax as one of the leading Brazilian multinational service providers. From now on customers can also count on its services outside of Brazil. The combination of the Contax and Grupo Allus’s, installed bases, its services portfolio and best operational practices increases the supply capacity and value creation for customers of both companies.

Contax's management believes that Grupo Allus is the best choice due to the excellent location of its units and offer of offshore services, size and the customer 's positive concept regarding the quality of its services. Just like Contax, Grupo Allus positions itself as a strategic partner to its clients, seeking to understand their business and offering unique solutions to customer service, telesales, credit collection, credit recovery and back office.

In view of the foregoing, the Directors of Contax recommend that shareholders approve the acquisition of Grupo Allus, barring any provis or restriction

11. Describe any existing corporate relationship, however indirect, between:

a.   Any of the Sellers or the company whose control has been or will be alienated, and

Not applicable

b.   Parties related to the company, as defined by accounting rules that deal with this issue

Not applicable

12. Inform details of any business performed during the past 2 (two) years on behalf of parties related to the company such as defined by accounting rules that apply to this subject, involving participation in form of shares or other securities or debt securities of the company which’ control has been or will be acquired

Not applicable

 13. Provide copies of all studies and assessment reports, prepared by the company or by third parties involved in the negotiation of the purchase price

Evaluation Report prepared by Apsis Consultoria Empresarial Ltda.

14. Regarding third parties who have prepared appraisal reports or studies

a.   Inform the name

Apsis Consultoria Empresarial Ltda., head office located at Rua da Assembleia 35, 12th floor, city and state of Rio de Janeiro, CNPJ / MF registered under No. 27.281.922/0001-70.

b. Describe your  qualification

The selected consultant company possesses recognized experience in evaluating companies. The track record can be verified as listed on its website (www.apsis.com.br).

c.   Describe the selection process

The selection of Apsis Consultoria Empresarial Ltda. was based on their quality and experience in similar work to that required for this operation.

d.   State whether the company is a related party as defined by accounting rules that deal with this issue

A Apsis Consultoria Empresarial Ltda. Is not related to Contax.

CVM - SECURITIES COMMISSION

CONTAX PARTICIPAÇÕES S.A.

Open Company

CNPJ/MF nº 04.032.433/0001-80

NIRE 33.300.275.410

ACQUISITION OF THE GRUPO ALLUS

ANNEX 20

INFORMATION ON RIGHT OF WITHDRAWAL

ANNEX 20 TO CVM Instruction No. 481/2009

Information on Right of withdrawal

1. Describe the event giving rise to or will to withdrawal and its legal basis:

Conclusion by the subsidiaries Contax S.A. and Contax Colombia S.A.S, of purchase and sale of shares contracts (Stock Purchase Agreements), establishing the terms and conditions for acquiring, direct and indirectly,  the total shares issued by companies Stratton Spain SL, Allus Spain S.L., Stratton Argentina S.A. Stratton, Stratton Peru S.A. and Mutienklace S.A., which together comprise the "Grupo Allus. If authorized by the shareholders of Contax Participacoes S.A.("Company"), assembling in an extraordinary general meeting, the  above-mentioned acquisition of shares shall entail dissenting shareholder 's right to withdraw according to the art. 256, § 2 of Law No. 6404 of December 15th., 1976 (Law 6404/76).

2. Inform the shares and class to which the right of withdrawal applies:

Common shares (CTAX3) and preferential shares (CTAX4) issued by the company

3. Inform the date of the first publication of the call for the meeting, as well as the date of the communication of the relevant fact regarding the deliberation giving or to give grounds to the withdrawal:

The meeting was regularly called by a notice published originally in the newspaper Valor Econômico and in the Official Gazette of the State of Rio de Janeiro, on April 8, 2011. The relevant fact regarding the execution of the purchase and sale contracts for all shares of the Allus Group was disclosed on April 5, 2011.

4. Inform the period for exercising the right of withdrawal and the date that will be considered for the purpose of determining the holders of shares that may exercise the right to withdrawal:

Those Shareholders wishing to exercise appraisal rights should respond within thirty (30) days counted from the date of publication of the minutes of general meetings which will occur after the publication of the minutes are recorded by the Board of Trade of the State of Rio de Janeiro. the initial date and terminal date for the exercise of appraisal rights and other guidance on procedures to be adopted by the shareholders shall be published in due time via a specific notice to shareholders. Withdrawal rights may be exercised by the holders of common and preferred Company shares and those who retained their shares continuously since and up till April 5, 2011.

5. Inform the refund value per share or, if impossible to determine it in advance, the management's estimate on this value:

The shares of shareholders who exercise appraisal rights shall be reimbursed for the amount of R $ 6.73 (six reals and seventy-three cents).

6. Inform the means of calculating the refund amount:

The reimbursement amount was calculated based on the book value per share of the Company, calculated on the base date of December 31, 2009.

7. State whether the shareholders have the right to request a special balance sheet:

Under Article 45, § 2 of Law 6404/76, the dissenting shareholder will be able to demand the special balance sheet, together with the reimbursement. The Company will promptly pay 80% (eighty percent) of the reimbursement amount calculated based on the last balance sheet prepared by the Company, and once the special balance sheet is prepared, pay the balance within 120 days from the date of the general assembly’s resolution.

8. In case the refund amount is determined by assesssment, list the expert or specialist companies recommended by the administration:

Not applicable.

9. In the event of incorporation, merger of shares or merger involving the  holding company and companies controlled or under common control:

a. Calculate the exchange ratio of shares based on the value of the net equity at market prices or other criterion accepted by CVM:

Not applicable to this case.

b. Indicate whether the exchange ratios of the actions foreseen in the protocol of the operation are less favorable than those calculated in accordance with paragraph 9 (a) above:

Not applicable to this case.

c. Inform the reimbursement amount calculated based on the value of the net equity at market prices or other criterion accepted by CVM:

Not applicable to this case.

10. Inform the asset value of each share calculated in accordance with the most recent approved accounts:

R $ 6.73 (six reals and seventy-three settled down).

11. Inform the price of each class or kind of shares to which the withdrawal applies in markets on which they  are traded, stating:

i.        Minimum, average and maximum quotation for each year during the past 3 (three) years:

Ordinary Shares (CTAX3)

Past 3 years	Minimum	Average	Maximum
2008	R$ 6.43	R$ 13.53	R$ 19.00
2009	R$ 9.50	R$ 16.44	R$ 26.87
2010	R$ 24.00	R$ 30.15	R$ 34.50
2011 until 05/APR)	R$ 24.30	R$ 28.22	R$ 32.00

Preferential Shares (CTAX4)

Past 3 years	Minimum	Average	Maximum
2008	R$ 5.95	R$ 10.44	R$ 13.00
2009	R$ 9.53	R$ 15.41	R$ 25.00
2010	R$ 20.00	R$ 25.59	R$ 32.70
2011 (until 05/APR)	R$ 24.10	R$ 28.04	R$ 31.98

ii.        Minimum, average and maximum quotation for each year duri.g the past 2 (two) years:

Ordinary Shares (CTAX3)

Quarterly, over the past 2 (two) years		Minimum	Average	Maximum
2009	1Q	R$ 9.50	R$ 11.45	R$ 12.20
	2Q	R$ 11.43	R$ 13.00	R$ 14.50
	3Q	R$ 14.00	R$ 18.07	R$ 22.00
	4Q	R$ 20.00	R$ 23.27	R$ 26.87
2010	1Q	R$ 26.93	R$ 28.96	R$ 31.70
	2Q	R$ 24.00	R$ 28.75	R$ 32.00
	3Q	R$ 28.17	R$ 30.77	R$ 32.77
	4Q	R$ 30.35	R$ 31.91	R$ 34.50
2011	1Q	R$ 24.30	R$ 28.37	R$ 32.00
	2Q (until 05/APR)	R$ 24.80	R$ 25.10	R$ 25.49

        Preferential Shares (CTAX4)

Quarterly, over the past 2 (two) years		Minimum	Average	Maximum
2009	1Q	R$ 9.53	R$ 10.55	R$ 11.50
	2Q	R$ 10.63	R$ 12.21	R$ 13.89
	3Q	R$ 13.56	R$ 17.41	R$ 20.35
	4Q	R$ 18.87	R$ 21.48	R$ 25.00
2010	1Q	R$ 23.79	R$ 24.99	R$ 26.11
	2Q	R$ 20.00	R$ 22.21	R$ 24.94
	3Q	R$ 21.43	R$ 24.71	R$ 28.00
	4Q	R$ 27.60	R$ 30.20	R$ 32.70
2011	1Q	R$ 24.10	R$ 28.19	R$ 31.98
	2Q (until 05/APR)	R$ 24.75	R$ 24.87	R$ 24.99

iii.        Minimum, average and maximum quotation for each month during the past 6 (six) months:

Ordinary Shares (CTAX3)

Past 6 months		Minimum	Average	Maximum
2011	October	R$ 31.30	R$ 31.95	R$ 33.00
	November	R$ 31.01	R$ 32.18	R$ 33.00
	December	R$ 30.35	R$ 31.61	R$ 34.50
	January	R$ 29.00	R$ 30.61	R$ 32.00
	February	R$ 27.35	R$ 29.27	R$ 30.49
	March	R$ 24.30	R$ 25.53	R$ 28.30
	April (until day 5)	R$ 24.80	R$ 25.10	R$ 25.49

Preferential Shares (CTAX4)

Past 6 months		Minimum	Average	Maximum
2011	October	R$ 27.60	R$ 28.31	R$ 29.66
	November	R$ 29.09	R$ 30.94	R$ 32.70
	December	R$ 30.10	R$ 31.22	R$ 32.29
	January	R$ 29.00	R$ 30.49	R$ 31.98
	February	R$ 27.85	R$ 29.09	R$ 30.30
	March	R$ 24.10	R$ 25.30	R$ 27.35
	April (until day 5)	R$ 24.75	R$ 24.87	R$ 24.99

iv.      Average quotation over the past 90 (ninety) days

Ordinary Shares (CTAX3)

Past 90 days	Minimum	Average	Maximum
01/05/2011 til 04/05/2011	R$ 24.30	R$ 28.11	R$ 31.60

Preferential Shares (CTAX4)

Past 90 days	Minimum	Average	Maximum
01/05/2011 til 04/05/2011	R$ 24.10	R$ 27.92	R$ 31.50

_______

Source: Bloomberg (04/05/2011).

CVM - SECURITIES COMMISSION

CONTAX PARTICIPAÇÕES S.A.

Open Company

CNPJ/MF nº 04.032.433/0001-80

NIRE 33.300.275.410

REFERENCE FORM - Item 10

Base date: 31.12.2010

In compliance with CVM Instruction No. 481/2009, the Company publishes item 10 of the Reference Form for the year ended December 31, 2010

a)  general financial and asset conditions

Contax (Contax), direct subsidiary of Contax Participacoes SA ("Company") is one of the biggest companies in corporate services in Brazil, a leader in the contact center and collections sectors, and is expanding its portfolio of services with the aim to be the only company (Business Process Outsourcing) extensively specialized in the management of customer relationships (CRM).

Contax has been presenting strong growth in its operations, increasing its level of profitability and demonstrating a healthy growth of operations.

		In Millions of R$
Indicators	2010	2009	2008	10 x 09	09 x 08	10 x 09	09 x 08
Net revenue	2,398.0	2,161.1	1.774.7	236.9	386.4	11.0%	21.8%
Net Profit	108.5	131.7	82.8	(23.2)	48.9	-17.6%	59.0%
% Net Profit	4.5%	6.1%	4.7%	-1.6 p.p.	1.4 p.p.

The operational cash flow was R$ 220.4 million in 2010, R$ 278.8 million in 2009 and R$ 252.7 million in 2008, representing a decrease of R$ 58.4 million between 2009 and 2010 and a growth of R$ 26.1 million between 2009 and 2008. Contax regularly honors its commitments  and believes that current financial resources and future operative cash revenues are adequate  to meet anticipated needs for working capital, comply with the obligations of third-party loans and maintain average levels of projected investments for the near future.

In R$ Millions
Cash Flow	2010	2009	2008
Net cash revenue from operaional acativities	220.4	278.8	252.7
Net cash revenue from investments	(260.1)	(202.0)	(184.5)
Net cash revenue from financing activities	69.7	(74.9)	47.4
Net increase in cash	30.0	1.9	115.6
Cash Flow at the beginning of the fiscal year	357.9	355.9	240.3
Cash Flow aat the and of the fiscal year	387.8	357.9	355.9

		In Millions R$
Indicators	2010	2009	2008	10 x 09	09 x 08	10 x 09	09 x 08
Availabilities	387.8	357.9	355.9	30.0	1.9	8.4%	0.5%
LP invesments	69.9	26.6	-	43.3	26.6	n.a.	n.a.
Debt	387.1	218.6	243.9	168.5	(25.3)	77.1%	-10.4%
Indebtment	0.92	0.54	0.76	0.38	(0.22)

To support business growth Contax has invested more than $ 488 million over the last three years to expand its facilities. The net equity increased from R$ 321.1 million in 2008 to R $ 421.0 million in 2010 with cumulative growth of 31.1%.

In 2010, Contax received two additional portions of the lines of long-term financing, contracted in March of that year with Banco Nacional de Desenvolvimento Economico e Social (BNDES) and Banco do Nordeste do Brazil (BNB). The total amount received in December was R$ 231.9 million, R$ 180.9 million from BNDES and R$ 51.0 million from the BNB.

The management believes that the financial conditions of the Company are consistent and provide no risk to business continuity.

b)   capital structure and ability to redeem shares or quotas

The management believes that the current capital structure, primarily measured by the ratio of net debt to net equity has now quite conservative levels of leverage.

		In Millions R$
	2010	2009	2008
Third-Party equity	387.1	218.6	243.9
Own equity	421.0	403.5	321.1
Operational Profit (pre-depreciation)	354.8	375.5	246.8
Rote of indebtment	0.92	0.54	0.76
Operational Profit (pre-epreciation) debt	0.92	1.72	1.01

Contax ended the 2010 financial year with a net cash 2 position of R$ 70.5 million, down from R$ 95.4 million compared to December 2009.

 Contax net equity increased from R$ 403.5 million on December 31, 2009 to R$ 421.0 million during the same period in 2010 mainly due the profit of R$ 108.5 million, generated during the fiscal year of 2010 which was offset by payment of additional dividends in 2009 of R$ 59.4 million and the provision of mandatory minimum dividends during 2010 of $ 25.8 million.

With relation to:

      (i)    Forecast of redemption of shares

There is no stimate of redemption of shares issued by the Company other than those legally provided.

      (ii)    Formula for calculating the redemption value

               Not applicable.

 (c)  ability to honour to financial commitments

2 The net cash is calculated though the subtraction of cash and cash equivalents and financial applications from the “loans and financing” and “lease-purchase agreement” balances. The net cash is not acknowledged by the IFRS, does not represent a cash flow for the periods presented, cannot be considered as an alternative cash and cash equivalent, as well as is not a performance indicator. The net cash presented is used by the Company to measure its own performance. The Company understands that some investors and financial analysts use the net cash as an indicator of their operational and financial performance.

The Company has demonstrated full ability to honour financial commitments, mainly due to the generation of cash flow over the past three years which allows it not only to honour its commitments, but also keep the cash flow at quite significant levels as shown in the table below:

	Consolidated - In Millions R$
				2010 vs	2009 vs
Reconciliation of cash flow	2010	2009	2008	2009	2008
(-) cash flow and equivalent	387.8	357.9	355.9	8.4%	0.6%
(-) Financial investiments	69.9	26.6	-	162.8%	n.m.
(-) Loans and financing	(382.9)	(204.6)	(218.0)	87.1%	-6.1%
(-) Bonds from commercial leasing
	(4.3)	(14.0)	(26.0)	-69.3%	-46.2%
Net cash flow	70.5	165.9	111.9	-57.5%	48.3%

In 2010 the Company presented an operational cash flow of $ 220.4 million over R$ 278.8 million in 2009, a decrease of 20.9%. The operational cash flow for 2009 was $ 26.1 million above the figures for 2008, which totaled R $ 252.7 million, up 9.4%.

The Company’s rate of liquidity 3 is demonstrated as follows:

		Consolidated
	2010	2009	2008
Rate of averall liquidity	0.89	0.96	0.89
Rate of current liquidity	1.19	1.12	1.33

On December 31st. 2010, 2009 and 2008, Contax did not operate with derivative financial instruments and / or risk market. Additionally, Contax adopts assets and liabilities management policies, thus constantly seeking to optimize its profitability at a low risk level. The financial investments held in 2010 are basically remunerated based on the variation of the Interbank Deposit Certificate - CDI and are readily convertible into cash and are subject to an insignificant risk of changes in value.

3 General Liquidity – is the relation of the asset’s total (except for permanent asset) over the liabilities’ total (except for net owners’ equity)

Current Liquidity – is the relation of the current asset’s total over the current liabilities’ total

d)  sources of financing for working capital and investments in non-current assets used

Working capital is financed primarily from own resources derived from Contax's operational cash flow.

Contax holds financing with BNDES and BNB to the amounts of R$ 331.7 million and R$ 51.2 million, respectively, in order to fund the expansion of present capacities, modernization of existing facilities, training of human resources, improvement in service quality, productivity and investment in marketing activities.

e)   sources of financing for working capital and investments in non-current assets to be used for covering liquidity shortfalls

The Company is not currently experiencing liquidity shortfalls. In a situation where resources are needed for significant investments, we believe that the Company has the capacity to contract loans on similar terms to the credit lines currently applied.

f)   levels of indebtment and nature of debt

The Company's level of consolidated debt, which is the relationship between third-party capital (loans and financing and commercial lease obligations) and own equity (net assets) over the past three years was:

		In Millions R$
	2010	2009	2008
Thid-Porty capital	387.1	218.6	243.9
Own Capital	421.0	403.5	321.1
Level of indebtment	0.92	0.54	0.76

(i)    Relevant loan and financing contracts

Loans and financing

			Consilidated in millions R$
BNDES - PROSOFT	Principal	Interest	Charges	Balance
Inflow	100.0	-	-	100.0
Amortization of principal	-	-	-	-
Amortization ofinterest	-	(1.5)	-	(1.5)
Financial charges	-	-	1.9	-1.9
Balance as of December 31 st., 2007	100.0	(1.5)	1.9	100.4
Inflow	116.7	-	-	116.7
Amortization of principal	-	-	-	-
Amortization ofinterest	-	(13.8)	-	(13.8)
Financial charges	-	-	14.7	14.7
Balance as of December 31 st., 2008	216.7	(15.3)	16.6	218.0
Inflow				-
Amortization of principal	(13.5)	-	-	(13.5)
Amortization ofinterest	-	(17.1)	-	(17.1)
Financial charges	-	-	17.2	17.2
Balance as of December 31 st., 2009	203.2	(32.4)	33.8	204.6
Inflow	180.9			180.9
Amortization of principal	(54.4)	-	-	(54.4)
Amortization ofinterest	-	(17.6)	-	(17.6)
Financial charges	-	-	18.1	18.1
Balance as of December 31 st., 2010	329.7	(50.0)	51.9	331.6

BNB			Consilidated in millions R$
	Principal	Interest	Charges	Balance
Inflow	51.0	-	-	51.0
Amortization of principal	-	-	-	-
Amortization ofinterest	-	(0.7)	-	(0.7)
Financial charges	-	-	0.9	-0.9
Balance as of December 31 st., 2010	51.0	(0.7)	0.9	51.2

In August 2007, Contax  entered into a financing agreement with BNDES of R $ 216.5 million, in order to finance the expansion of capacities, modernization of existing facilities, training of human resources, improving the quality of services provided, productivity and investment in marketing activities.

The funding was obtained under the Programme for the Development of Software Industry and Related Services - Prosoft - Company, at a rate based on TJLP + 2% per year and the last installment being due in September 2013.

In October 2007, the first disbursement of the funding was received, amounting to R$ 100.0 million. In the first half of 2008 the second, third and fourth releases were received on 28 and 30 January and 12 June 2008 amounting to R$ 40.0 million, £ 10.0 million and R$ 61.8 million, respectively. On November 18, 2008, the fifth and final releases in the amount of R$ 4.9 million were received. The disbursements totaled R $ 216.7 million, due to the TJLP update.

The maturity of the financial charges was fixed quarterly until September 15, 2009, becoming monthly for the period October 15, 2009 until final maturity or liquidation of the contract. The principle is being honored monthly since October 15, 2009.

Contax,  as per option established via contract, submitted warranties issued by financial institutions and in this case, the structures of receivables and restrictive covenants (financial covenants) are not appplicable.

New BNDES contract

In March 2010, Contax contracted a new loan with BNDES, to the amount of R$ 323.6 millions, divided into two sub-loans:

Sub-loan “A” to the amount of R$ 281.5 million for investments in the increase of production capacity and modernization of facilities, implementation of quality programs, training of human resources and for investment in Research and Development, under the BNDES Programme for Development of National Software and Technology Services Information - Prosoft BNDES, and

Sub-loan "B" to the amount of R$ 42.1 million for investments in the purchase of machinery and equipment, which meet the criteria of the Special Agency for Industrial Financing - FINAME essential to the project.

The principal amount of sub-loan "A" will be subject to an interest of 1.73% pa plus the TJLP variation plus 1% pa, while an interest rate of4.5% will be charged on the sub-loan "B".

The loan principal will be paid to the BNDES in 60 successive monthly installments, the first installment becoming due on October 15, 2011 and ending on September 15, 2016.

Contax offers collateral in form of financial receivables from the Service Delivery Agreement signed with Telemar Norte Leste S / A (Hi Fixed), TNL PCS SA (Hi Mobile) and Telemar Internet Ltda. Furthermore, it should maintain during the term of this Contract, Coverage Ratio Debt Service equal to or greater than 1.65, as follows:

a)  Coverage Ratio Debt Service calculated by dividing Earnings Before Income Taxes, Interest, Depreciation and Amortization - EBITDA (also known as EBITDA - Earnings Before Interest, Tax, Depreciation and Amortization) for Debt Service;

b)  Income prior to Income Tax, Interest, Depreciation and Amortization - (EBITDA or EBITDA) - equivalent to the operational profit before the financial result, income tax and social contribution expenses and depreciation and amortization.

c)   Debt Service equals the amount of debt actually paid to creditors by way of repayment of principal and interest.

On May 28, 2010 the first releases were received under this contract, of which R$ 70.4 million related to sub-loan A and R $ 10.5 million related to sub-loan "B". On 10 December 2010 the second releases were received pertaining to this contract, including R$ 87.0 million related to sub-loan A and R$ 13.0 million, related to sub-loan "B".

On December 31, 2010, Contax reviewed the restrictive clause in the index to cover debt service mentioned above and concluded that it met the above index.

Financing contract with BNB

On March 2010, Contax signed a financing contract with the BNB, involving the amount of R$ 51.0 million, in order to finance the construction of a new operating unit in Recife (PE). The outstanding balance will be updated based on a fixed rate of 10% pa, with a bona fide bonus of 15%. The maturity of the financial burden will be quarterly until March 2012, becoming monthly for the period April 2012 to March 2015. The principal must be paid in 36 monthly installments from April 2012 until March 2015. Provided that each installment is paid on maturity, the loan will bear interest of 8.5% per year, otherwise, the interest rate will be 10% pa

On September 21, 2010 the first release was received under this Agreement, to the amount of R$ 29.9 million. On December 15, 2010, the second release was received under this Agreement, to the amount of R$ 21.1 million.

On December 31, 2010, the maturities of the portion recorded in non-current liabilities are presented as follows:

Principle (*)
2012	103.3
2013	94.0
2014	5.,2
2015	4.4
2016	27.1
318.0
(*) In Millions R$

Obligations from commercial leasings

	Consolidated in millions - Em R$
	Balance due
Laasing Company	2010	2009	2008
Banco Commercial Investment Tust	-	1.5	4.2
Unibanco Leasing S/A	-	0.2	3.1
HP Financial Services Arrendamento Mercantil S/A	2.8	8.5	14.0
IBM Brasil-Indûstria Mâquina e Serviços Limitada	1.4	3.8	4.7
Bradesco Leasing S/A	0.1	-	-
	4.3	14.0	26.0
Current	4.3	10.1	16.1
Non-Current	-	3.9	9.9

Contax maintains several contracts for leasing of computer equipment and furniture for the maintenance of their activities. These contracts are recorded at present value in current and non-current liabilities

The Group has contractual rights to acquire equipment for a nominal fee (significantly less than fair value) on termination of the lease contracts. The Group's obligations under the finance lease contracts are guaranteed by the bonds of the lessors of the leased assets.

 (ii)    Other long-term relationships with financial institutions

In terms of debt, the only relationship between Contax and financial institutions is that described in item 10. (F). (I).

 (iii)   The degree of subordination among the debts

There is no subordination among the debts

(iv)   any restrictions imposed on the issuer, in particular in relation to borrowing limits and the contracting of new debt, distribution of dividends, the sale of assets, the issue of new securities and the sale of corporate control

Contax cannot, without prior permission BNDES, (i) give preference to other claims, (ii) amortization to stock, issue bonds and debentures, (iii) contract new debt, (iv) sell or encumber the assets permanent except obsolete and unserviceable goods or goods that are replaced by new ones of similar purpose.

g)   limits on use of funds previously contracted

Contax fully demonstrated the application of resources to the project schedule provided by BNDES, without further balance or limit of the funding to be applied.

h)   Significant changes to each financial statement item.

Analysis of the Economic and Financial Performance and  of the Asset Balance Sheet

Analysis of the demonstration of the balance sheet results

Periods terminated on December 31st., of 2010, 2009 and 2008.

The table below shows a summary of statements of income, comparing the period terminated December 31st, 2008, to December 31, 2009 and December 31, 2010, with horizontal and vertical analysis:

Fiscal years ended on December, 31				Consolidated in R$ Millions				% Variation
							2010 vs	2009 vs
	2010	Total %	2009	Total %	2008	Total %	2009	2008
Gross operating revenue	2,588.4		2,335 3		1,916.1		10,8%	21,9%
Gross revenue deductions	(190.4)		(174.2)		(141.4)		9,3%	23,2%
Net operating revenue	2,398.0	100.0%	2,161 1	100.0%	1,774. 7	100,0%	11,0%	21,8%
Cost of the services rendered	(2,026.4)	-84.5%	(1,760.2)	-81.4%	(1,507.6)	-84,9%	15,1%	16,8%
Gross operating income	371.6	15.5%	400.9	18.6%	267.1	15,1%	-7,3%	50,1%
Operating revenue (expenses)
Commercial	(27.0)	-1.1%	(27.7)	-1.3%	(28.5)	-1,6%	-2,5%	-2,8%
General and administrative	(138.0)	-5.8%%	(130.7)	-6.0%	(85.0)	-4,8%%	5,6%	53,8%
Administrators’ remuneration	(7.1)	-0.3%%	(7.9)	-0.4%	(6.3)	-0,4%%	-10,1%	25,4%
Other operating expenses, net	(24.4)	-1.0%	(13.5)	-0.6%	(18.6)	-1,0%	80,7%	-27,4%
	(196.5)	-8.2%	(179.8)	-8.3%	(138.4)	-7,8%	9,3%	29,9%
Operating profit before the financial result	175.1	7.3%%	221.1	10.2%	128.7	7,3%	-20,8%	71,8%
Financial result, net	2.5	0.1%%	(15.4)	-0.7%	(0.1)	0,0%	-116,2%	n.m.
Operating profit before the income tax
and before the social contribution	177.6	7.4%%	205 .7	9.5%	128.6	7,2%	-13,7%	60,0%
Income tax and social contribution:
Current	(70.7)	-2.9%%	(71.0)	-3.3%	(51.4)	-2,9%	-0,4%	38,1%
Deferred	2.2	0.1%	(3.6)	-0.2%	5.6	0,3%	-161,1%	-164,3%
Profit before the non-controlling equity interest	109.1	4.5%%	131.1	6.1%	82.8	4,7%	-16,8%	58,3%
Non-controlling equity interest	(0.6)	0.0%%	0.6	0.0%	0.0	0,0%	-200,0%	n.m.
Fiscal years’ net profit	108.5	4.5%%	131.7	6.1%	82.8	4,7%	-17,6%	59,1%

Net Operational Revenue (ROL)

2010 and 2009:

The ROL for 2010 reached R$ 2,398.0 million, an increase of 11.0% over 2009. In absolute terms, revenue grew by R$ 237.0 million. The main factors contributing to this growth were: i) expansion of current customer operations (U.S. $ 145.0 million), ii) price escalation in contracts (U.S. $ 58.9 million), which partially reflected the increases in costs, iii) revenue amounting to R$ 33.5 million derived from the segment of Trade Marketing, which began to consilidate its results as of August 31, 2010, date of the acquisition of Ability Integrated Communications Ltd., iv) acquisition of new business in the core business in several segments, including government, healthcare, finance and services (R$ 18.7 million). These effects were partially offset by the non-recurrence of punctual revenues obtained during 2009 to the amount of R$ 19.1 million.

On the products side, Customer service remains responsible for most of the ROL, representing 63% of the total year, while its share remained stable compared to 2009. Telesales / Retention and Debt Recovery operations accounted for 18% and 13% of ROL, respectively. The Telesales / Retention operation increased its stake in two p.ps. over the previous year, partially offsetting the drop in the credit recovery operation, which decreased its share by three p.ps. over the previous year.

2009 and 2008:

The net sales for 2009 reached R $ 2,161.0 million, an impressive growth of 21.8% over 2008. In absolute terms, revenue grew R $ 386.3 million. The main factors contributing to this growth were: i) expansion of volume of transactions with current customers (R$ 240.2 million), ii) price adjustments in contracts (R$ 92.6 million) to cover increases in costs, iii) new businesses in various segments such as retail, finance and services (R$ 34.4 million) and iv) revenues recorded based on client negotiations,  by fixing the contractual scope of  (R$ 19.1 million ).

From the products side, Customer service remains responsible for most of the net revenues, representing 63% of the total year. Its share in the total ROL increased by 3 percentage points over 2008, primarily due to the entry of new major customers and the entry into force of the SAC Law. Telesaless and Retention operations accounted for 16% of the ROL in 2009, reducing its share by 2 percentage points when compared to the previous year. The Credit Recovery operations accounted for 16% of total ROL in 2009, maintaining the same share of the previous year.

Costs & Expenses

Throughout 2010, Contax’s Costs and Expenses totaled R$ 2,223.0 million, an increase of 14.6%, primarily reflecting growth in the volume of Contax’s transactions, considering that the vast majority of costs and expenses comes from the operation of services provided and accompanies the volume of business. As a percentage of ROL, sales, the costs and expenses increased by 2.9 p.ps., rising from 89.8% of net sales in 2009 to 92.7% in 2010. In general, this increase is due primarily to an increase in personnel costs due to higher churn (turnover) and increased absenteeism of operators, especially in Sao Paulo, due to the strong expansion of the labor market, and also due to the readjustment of wages, and benefits not fully reflected on to costs of  services.

Throughout 2009, Costs and Expenses Contax totaled R $ 1,940.0 million, an increase of 17.9% compared with the year ended December 31, 2008, primarily reflecting growth in Contax’s transaction volume, considering that the vast majority of costs and expenses are derived from the operation of services provided and accompany the volume of business. It is worth noting that in terms of percentage of net sales, the costs and expenses decreased by 2.9 percentage points, rising from 92.7% of net sales in 2008 to 89.8% in 2009 mainly due to gains in staff costs. This reduction reflects the productivity gains throughdue to better use of time operators and assertiveness in the traffic forecast, allowing services to operate with fewer resources.

Cost of renedered services

	Consolidated in Millions R$
				2010 vs	2009 vs
	2010	2009	2008	2009	2008
Personnel	1,535.7	1,315.5	1,110.1	16.7%	18.5%
Outsourced services	268.4	241.3	207.7	11.2%	16.2%
Depreciation of amortization	112.0	98.8	105.3	13.4%	-6.2%
Rents and insurances	93.1	92.0	72.8	1.2%	26.4%
Other ingerdients	17.2	12.6	11.7	36.5%	7.7%
	2,026.4	1,760.2	1,507.6	15.1%	16.8%

2010 & 2009:

In 2010, the cost of services rendered totaled R $ 2,026.4 million, 15.1% higher than in 2009. As a percentage of ROL, an increase of 3.1 pp took place (81.4% in 2009 to 84.5% in 2010).

•       Personnel: increase from $ 220.2 million, or 16.7%, primarily reflecting: i) increases in wages, benefits and charges (R$ 95.0 million), ii) increase in the number of personnel due to an increase of volume of services provided (R$ 80.8 million), iii) increase in training costs, hiring and terminations for new operations and due to increased turnover and absence of some operations (R$ 28.0 million); and iv) the cost of personnel in the segment of Trade Marketing (Ability) which was incorporated in September 2010 (R$ 16.4 million).

•       Outsourced Services: increase of R$ 27.1 million, or 11.2%, mainly explained by the increase in maintenance services, infrastructure and facilities (electricity, security, cleaning and premises maintenance), and costs involving communications, sponsorships and donations.

•       Depreciation totaled R $ 112.0 million in 2010, up $ 13.2 million or 13.4% compared to 2009, reflecting the investments made during the years 2009 and 2010 to support the business growth.

•      Rent and Insurance: an increase of $ 1.1 million, or 1.2%, reflecting the leasing of new sites and contractual adjustments, partially offset by the return of infrastructure leased to third parties.

2009 & 2008:

In 2009, the Cost of Services rendered amounted to R$ 1,760.2 million, 16.8% higher than in 2008. As a percentage of net sales, this was a decrease of 3.5 pp (84.9% in 2008 to 81.4% in 2009), reflecting gains in Contax’s profitability.

Personnel: 18.5% growth reflects: i) higher number of employees due to the increase in the volume of services provided (R$ 140.3 million), and ii) adjustments relating to collective wage agreements (R$ 65.1 million ). Importantly, there was a gain in productivity through the better allocation of operator’s time and confidence in the traffic forecast, which allowed them to operate services with fewer resources in operations enabling this group to reduce its costs in relation to the revenue, showing a gain in efficiency

•      Outsourced Services: increase of 16.2%, primarily reflecting increased costs of maintenance of infrastructure and facilities (electricity, security, cleaning and building maintenance) deriving from the growth of operations and sites to support them.

•       Depreciation totaled R $ 98.8 million in 2009, down from $ 6.5 million or 6.2%, compared to the year 2008. The reduction in 2009 reflects the adoption of new depreciation criteria regarding the reduction of the useful life of certain assets in computer equipment and furniture, which was not repeated in 2009, causing a reduction year on year.

•       Rent and Insurance: increase of 26.4%, reflecting the leasing of new sites, contractual adjustments and also rent from third-party infrastructure to support customer demand while the expansion of own operations had not been completed.

Commercial, General and Administrative Expenses

Consolited in millions R$
				2010 vs	2009 vs
	2010	2009	2008	2009	2008
Personnel	91.8	74.9	55.8	22.6%	34.2%
Temunration derived from shares	2.7	10.0	0.1	-73.0%	n.m.
Third-Partyservices	60.9	57.4	48.7	6.1%	17.9%
Amortization depreciation	10.1	17.6	12.7	-42.6%	38.6%
Rents and Insurance	5.9	5.9	1.9	0.0%	210.5%
Other ingerdients	0.7	0.5	0.6	40.0%	-16.7%
	172.1	166.3	119.8	3.5%	38.8%

2010 & 2009:

The Commecial, General and Administrative costs accompanied the growth of operations and ended the year 2010 amounting to R$ 172.1 million, an increase of 3.5% compared to 2009. This variation can be explained primarily by the following factors: i) increase in the company’s force of management by R$ 16.9 million, ii) increase in infrastructure and facilities maintenance services of $ 3.5 million arising from growth in support ares for core business operations and the incorporation of the costs of acquiring new business (Trade Marketing and Argentina), which was partially offset by: iv) the reduced cost in stock-based remuneration due to the impact of changes in the 2009 plan of R$ 7.3 million and v) reduction of costs related to the depreciation and amortization to the amount of R$ 7.5 million.

2009 & 2008:

The costs related to Sales, General and Administration accompanied the company's growth and ended the year 2009 amounting to R$ 166.3 million, an increase of 38.8% compared to 2008. This variation can be explained primarily by the following factors: i) increase in the company’s force of management by R$ 19.1 million, ii) costs incurred during fiscal year 2009 relating to consultancies that supported the strategic assessment, the structuring of product development and other specialized business support, and certain conditions of the stock option program as a whole to the amount of R$ 15.0 million (see details on our financial statements), and iii) increase in rental expenses and administrative facilities of $ 6.5 million, resulting from an expansion the area of business and administration support.

Other net operational expenses

2010 & 2009:

In 2010, other expenses and operating revenue totaled R$ 24.4 million, an increase of R$ 10.9 million or 80.7% compared to 2009. This increase primarily reflects the higher costs allocated to personnel: i) non-recurrence of creditor compensation which was performed in 2009, related to the adjustment of allocated funds which had been levied above the average record of actual losses; ii ) higher volume of new lawsuits due to the increased number of employees, and iii) higher average amount allocated for certain types of lawsuits.

2009 & 2008:

In 2009, other expenses and net operating revenues totaled R$ 13.5 million, a decrease of $ 5.1 million, or 27.4% compared to 2008. This reduction primarily reflects the effect of the rolling-back of civil lawsuits incurred in 2009, due to the completion of review of the amounts due for alll open cases, which were above the historical average of achievement, by the gains that have been obtained due a more efficient management of labor disputes, by removing the offending cause of new lawsuits, and actions for greater success in the courts.

Net financial result

2010 & 2009:

In 2010, the Net Financial Revenue was R$ 2.5 million versus a loss of R$ 15.4 million in 2009. The increase of $ 17.9 million primarily reflects the increase in interest on investments due to increased volume of investments, reduction of interest on capital lease, due to depreciation of leasing contracts, and also due to an retrospective creditor creditor adjustment of legal escrow deposits.

2009 & 2008:

In 2009, the Net Financial Result was R $ 15.4 million negative versus a loss of $ 0.1 million in 2008. The variation of R$ 15.3 million primarily reflects the reduction in interest revenue on financial investments, due to lower average volume of resources invested in the period and reduction of interest rates prevalent in 2009, due to higher cost of interest on loans resulting from the rise in the average level of the debt with BNDES.

Net Profit

2010 & 2009:

In 2010, net income obtained by Contax was R$ 108.5 million, down from R$ 23.2 million or 17.6% compared to 2009. This decrease can be explained primarily by the reduction in EBITDA of R$ 42.2 million, detailed above, and higher depreciation of

R$ 5.7 million, which were partially offset by better financial results of R$ 17.9 million and reduction of income tax and social contribution by R$ 6.1 million.

2009 & 2008:

Contax’s net income in 2009 was R$ 131.7 million, up from $ 48.9 million or 59.1% compared to 2008. This growth can be explained primarily by an increase in net income of R$ 386.4 million offset by higher costs of services and general expenditure to the amount of R$ 252.6 million, detailed above, and also by lower Financial Results of $ 15.3 million, and by the increase in income tax and social contributions of R$ 28.8 million due to higher taxable income

Balance Sheet Analysis

The property structure of the account groups comprising the Assets has been basically the same for 2008, 2009 and 2010, and the percentage of current, non-current and permanent assets over total assets  is approximately 46%, 17% e 37%, respectively.

 Remarks on the Asset’s main accounts:

i.            Cash and cash equivalent and notes and securities

	Consolidated - in R$ millions
	2010	2009	2008	2010 vs 2009	2009 vs 2008

Cash and banks	70.5	14.5	6.3	386.2%	130.2%
Financial applications	317.3	343.4	349.6	-7.6%	-1.8%
Restricted cash	2.0	-	-	n.m.	n.m.
Long-term investments	69.9	26.6	-	162.8%	n.m.
	459.7	384.5	355.9	19.6%	8.0%

2010 and 2009:

Cash and cash equivalent position, restricted cash, financial applications and long-term investments at the end of 2010 was R$ 459.7 million, representing an R$ 75.2 million increase, or 19.6% compared to position in December 2009. Such increase can be explained mostly by financing activity flow, representing a net revenue of R$ 178.7 million from net loans acquired from BNDES and BNB, besides R$ 166.3 million in cash operating gains, partially offset with cash used in the investment program, worth R$ 183.3 million and R$ 89.5 million in dividend distribution.

2009 and 2008:

Cash and cash equivalent position, restricted cash, financial applications and long-term investments at the end of 2009 was R$ 384.5 million, representing an R$ 28.6 million increase or 8.0% compared to position in December 2008. Such increase can be explained mostly by R$ 278.8 million in cash operating gains, partially offset with cash used to buy property worth R$ 158.9 million, R$ 49.4 million in dividend distribution, judicial bonds posted in 2009 worth R$ 16.5 million and financing activity flow, representing a R$ 25.2 million net expenditure in debt repayment.

ii.            Accounts receivable

	Consolidated - in R$ millions
	2010	2009	2008	2010 vs 2009	2009 vs 2008

Customers
Related parties	12.1	16.0	12.1	-24.4%	32.2%
Other customers (third party)	164.2	112.5	93.5	46.0%	20.3%
Provision to doubtful debtors	-	-	(3.5)	n.m.	100.0%
	176.3	128.5	102.1	37.2%	25.9%

2010 and 2009:

Accounts receivable on December 31, 2010 increased 27.1% compared to the same base data in 2009 due to Contax invoicing increasing 10.8% in 2010  and addition of Contax Ability’s accounts receivable worth R$25.4 million.

Contax Ability’s accounts receivable worth R$25.4 million, only 14% (R$3.6 million), is 30 days overdue; their settlement occurred at the beginning of 2011.

Contax control over Contax Ability started in September, 2010.

2009 and 2008:

Accounts receivable on December 31, 2009 increased 25.9% compared to the same base data in 2008, mainly because invoicing increased 21.9% in 2009.

Contax renders corporate services for big companies in finance, telecom and retail, which has lower default risks. Contax has a long history of low default rates.

During 2009, failing to recover credit through administrative and court proceedings, Contax has written down the allowance for possible loan losses and corresponding accounts receivable offset. Such allowance was created at the end of 2007 and, since then, all efforts were made to recover it without success.

Accounts receivable composition, consolidated by due date is demonstrated below:

	Consolidated (IFRS and BR GAAP)
	12/31/2010	12/31/2009	01/01/2009
Due	162.5	122.5	95.4
Less than 30 days overdue	7.9	4.9	4.6
31 to 60 days overdue	1.8	0.1	0.5
61 to 90 days overdue	0.8	-	0.6
91 to 180 days overdue	2.4	-	0.1
Over 180 days overdue	0.9	0.9	4.4
	176.3	128.5	105.6

iii.            Fixed and Intangible Assets

	Consolidated - in R$ millions
	Fixed	Intangible	Total
Balance on1January 1st 2009	307.7	84.5	392.2
Addition	138.1	20.8	158.9
Depreciation / Amortization	(88.8)	(27.7)	(116.5)
Net retirements	(1.7)	-	(1.7)
Net transfers	(2.8)	2.8	-
Balance on December 31st 2009	352.5	80.4	432.9
Addition	149.6	16.7	166.3
Depreciation / Amortization	(94.2)	(29.8)	(124.0)
Net retirements	(0.2)	-	(0.2)
Net transfers	(1.8)	1.8	-
Balance on December 31st 2009	405.9	69.1	475.0

2010 and 2009:

In 2010, Contax investments were worth R$ 161,4 million, virtually aligned to last year’s amount. Investments were directed mostly to support business growth; special mention must be made to Pernambuco, Minas Gerais and Bahia sites, which have began to harbor major operations coming from other regions, especially from São Paulo. In addition, Contax has invested relevant amounts in technology, acquiring and developing new systems, dialers and recorders to improve operation productivity.

2009 and 2008:

In 2009, Contax investments were worth R$ 158.9 million, R$ 9.0 million less than 2008, or 5.4%. Investments were directed mostly to support business growth, putting up new sites (PE, SP, RJ e RS) and investing in technology, new operations and to internalize outsourced services while building its own websites.

	Consolidated in R$ millions						% Variation
Liabilities and stockholder's equity	2010	% total	2009	% total	2008	% total	2010/2009	2009/2008
Current
Loans and financing	64.9	4.7%	55.1	5.1%	14.2	1.5%	17.8%	288.0%
Suppliers	83.2	6.0%	77.0	7.2%	76.8	8.0%	8.1%	0.3%
Wages social encumbrances and benefits	230.6	16.7%	197.8	18.5%	181.9	19.1%	16.6%	8.7%
Commercial leasing liabilities	4.3	0.3%	10.1	0.9%	16.1	1.7%	-57.4%	-37.3%
Levies payable	43.1	3.1%	33.5	3.1%	22.3	2.3%	28.7%	50.2%
Dividends payable	29.0	2.1%	32.8	3.1%	23.3	2.4%	-11.6%	40.8%
Onlending stockholders	26.3	1.9%	16.3	1.5%	16.8	1.8%	61.3%	-3.0%
Further liabilities	23.1	1.7%	31.3	2.9%	2.2	0.2%	-26.2%	1322.7%
Current Liability Total	504.5	36.6%	453.9	42.4%	353.6	37.0%	11.1%	28.4%
Non-current
Loans and financing	318.0	23.1%	149.5	13.9%	203.7	21.3%	112.7%	-26.6%
Contingency reserve	88.3	6.4%	59.9	5.6%	64.2	6.7%	47.4%	-6.7%
Commercial leasing liabilities	-	0.0%	3.9	0.4%	9.9	1.0%	-100.0%	-60.6%
Levies payable	-	0.0%	1.0	0.1%	1.8	0.2%	-100.0%	-44.4%
Contingency balance	45.7	3.3%	-	0.0%	-	0.0%	n.m.	n.m.
Further liabilities	1.2	0.1%	-	0.0%	0.1	0.0%	n.m.	-100.0%
Non-current Liability Total	453.2	32.9%	214.3	20.0%	279.7	29.3%	111.5%	-23.4%
Capital and reserves
Capital share	223.9	16.2%	223.9	20.9%	223.9	23.5%	0.0%	0.0%
Capital reserve	14.7	1.1%	19.7	1.8%	9.3	1.0%	-25.4%	111.8%
Profits reserve	118.3	8.6%	109.8	10.2%	127.1	13.3%	7.7%	-13.6%
Treasury stock	(12.1)	-0.9%	(10.7)	-1.0%	(49.9)	-5.2%	13.1%	-78.6%
Accumulated profits	-	0.0%	-	0.0%	8.6	0.9%	n.m.	-100.0%
Additional dividend distribution proposal	74.2	5.4%	59.4	5.5%	-	0.0%	24.9%	n.m.
Total controller's owners' equities	419.0	30.4%	402.1	37.5%	319.0	33.4%	4.2%	26.1%
Investment in non-subsidiaries	2.0	0.1%	1.4	0.1%	2.1	0.2%	42.9%	-33.3%

Stockholders' equity Total	421.0	30.5%	403.5	37.7%	321.1	33.6%	4.3%	25.7%

Liabilities and stockholders' equity Total	1,378.7	100.0%	1,071.7	100.0%	954.4	100.0%	28.6%	12.3%

The structure of the account groups comprising Liability and Stockholders’ Equity varied between December 31, 2008, 2009 and 2010. Current liability – total liability ratio went up from 37.0% on December 31st, 2008 to 39.5% on December 31, 2010. Main factors to trigger such changes were: (i) BNDES short-term financing due installment transfer from noncurrent (end of 2-year grace period in September 2009), (ii) higher levies payable and iii) higher wages, social encumbrances and benefits payable.

Remarks on main Liability accounts:

i.            Loans and financing and commercial leasing

	Consolidated - in R$ millions
Object	2010	2009	2008	2010 vs 2009	2009 vs 2008

Installed capacity expansion (BNDES)	150.0	204.6	217.9	-26.7%	-6.1%
Installed capacity expansion (BNDES)	158.1	-	-	n.m.	n.m.
Acquisition of national equipment and machinery	23.6	-	-	n.m.	n.m.
Santo Amaro site construction (BNB)	51.2	-	-	n.m.	n.m.
Commercial leasing	4.3	14.0	26.0	-69.3%	-46.2%
	387.2	218.6	243.9	77.1%	-10.4%

Current	69.2	65.2	30.3
Non-current	318.0	153.4	213.6

2010 and 2009:

Contax gross debt was R$ 387.2 million in December 2010, a R$ 168.6 million increase, or 77.1% compared to 2009, basically reflecting loans obtained from BNDES and BNB, partially offset with repayment of previous loan installments and Leasing contracts.

2009 and 2008:

Contax gross debt was R$ 218.6 at the end of 2009, a R$ 25.3 million reduction compared to December 2008, basically reflecting repayment of BNDES loan installments and commercial leasing contracts.

ii.            Levies payable

	Consolidated - in R$ millions
	2010	2009	2008	2010 vs 2009	2009 vs 2008
Current

IR & CS	16.3	11.8	4.9	38.1%	140.8%
ISS	14.3	12.6	9.8	13.5%	28.6%
PIS & COFINS	9.1	8.3	6.8	9.6%	22.1%
INSS in instalments	0.7	0.8	0.8	-12.5%	0.0%
Other levies payable	2.7	-	-	n.m.	n.m.
	43.1	33.5	22.3	28.7%	50.2%
Non-current

INSS in instalments	-	1.0	1.8	-100.0%	-44.4%

IR = Income Tax; CS = Social Contribution on Profits; ISS = Service Tax; PIS = Social Integration Program; COFINS = Social Security Financing Contribution; INSS = Social Security Contribution.

2010 and 2009:

The increase of levies payable regarding invoicing (ISS, PIS and COFINS) is directly linked to invoicing increase by 10.8% in the last year. The income tax and social contribution payable are related to taxable profit growth. The monthly estimated advance payment installments of income tax and social contribution are offset in this liability and correspond to R$ 66.4 million on December 31, 2010 and R$ 59.2 million on December 31, 2009.

2009 and 2008:

The increase of levies payable regarding invoicing (ISS, PIS and COFINS) directly linked to invoicing increase by 21.9% in the last year. The income tax and social contribution payable are related to taxable profit growth. The monthly estimated advance payment installments of income tax and social contribution are offset in this liability and correspond to R$ 59.2 million on December 31, 2009 and R$ 44.3 million on December 31, 2008.

iii.            Wages, social encumbrances and benefits

	Consolidated - in R$ millions
	2010	2009	2008	2010 vs 2009	2009 vs 2008

Wages	57.3	47.7	49.2	20.1%	-3.0%
Accrued vacation	85.1	71.9	57.9	18.4%	24.2%
Social encumbrances	72.0	56.7	50.9	27.0%	11.4%
Others	16.2	21.5	23.9	-24.7%	-10.0%
	230.6	197.8	181.9	16.6%	8.7%

2010 and 2009:

Wages, social encumbrances and benefits have increased because the number of collaborators have increased (86.4 thousand in December 2010 against 78.2 thousand in December 2009, a 10.4% growth), as a result of the increase in service volume, salary adjustments under union agreement and benefit adjustment.

2009 and 2008:

Wages, social encumbrances and benefits have increased because the number of collaborators have increased (78.2 thousand in December 2009 against 74.5 thousand in December 2008, a 5.0% growth), as a result of the increase in service volume, salary adjustments under union agreement and benefit adjustment.

iv.            Contingency

	Consolidated - in R$ millions
	2010	2009	2008	2010 vs 2009	2009 vs 2008
Taxes

INSS	0.2	0.1	5.8	100.0%	-98.3%
FAP	14.7	-	-	n.m.	n.m.
PIS/COFINS	12.6	8.5	4.2	48.2%	102.4%
CSLL	0.2	0.1	-	100.0%	-
ISS	2.3	2.2	1.9	4.5%	15.8%
	30.0	10.9	11.9	175.2%	-8.4%

Employment taxes	57.5	48.4	51.7	18.8%	-6.4%

Civil taxes	0.8	0.6	0.6	33.3%	0.0%
	88.3	59.9	64.2	47.4%	-6.7%

INSS = Social Security Contribution; FAP = Accident Prevention Factor; PIS = Social Integration Program; COFINS = Social Security Financing Contribution; CSLL = Social Contribution on Net Profit; ISS = Service Tax.

2010 and 2009:

Contingency provision balance on December 31, 2010 has increased R$ 28.4 million compared to December 31, 2009 due to the following:

Main tax contingency effects

FAP – Accident Prevention Factor

Contax is disputing the application of FAP– Accident Prevention Factor multiplier falling on the social security encumbrance RAT – Work Accident Risk rate, which is now calculated in a new way as of January 1st, 2010. On February 11, 2010, a preliminary injunction was granted so the offset of the payable amount paid under FAP could be posted.

In the financial year of 2010, Contax has created R$ 14.7 million provision to face the assessed values under the new RAT rate until the dispute is finally settled.

PIS/COFINS (Social Integration Program/Social Security Financing Contribution)

New provisions were made worth R$4.1 million for ISS (Service Tax) deduction from the tax basis for PIS/COFINS assessment, based on the preliminary injunction granted in Interlocutory Appeal n. 2007.01.00.017041-3/DF, filed in the 1st Region Federal Regional Court.

Main labor contingency effects

On December 31, 2010, the Company was involved in about 8.796 labor lawsuits, against 7.009 on December 31, 2009 and 5.266 on January 1st, 2009. The estimated total value involved in these lawsuits, on December 31, 2010, is R$587.6 million, against R$504.9 million on December 31, 2009 and R$ 358.7 million on January 1st, 2009.

Provisions were created for contingency liabilities in proportion to the history of losses that, on December 31, 2010, were around R$ 57,5 million, against R$48.3  million on December 31, 2009 and R$ 51.6 million on January 1st, 2009

2009 and 2008:

Contingency provision balance on December 31, 2009 is reduced by R$ 4.3 million compared to December 31, 2008 due to the following:

Main tax contingency effects

In November, 2009 Contax chose to pay R$ 4.6 million cash for debts accrued worth R$ 6.8 million (updated until payment date) in SENAC and SEBRAE contributions, Social Security Contributions (INSS), under FPAS (Social Security Fund) table and social security encumbrances on child care allowance, benefitting from Statutory Law n. 11941/09 (New Refis);

New provisions were made worth R$ 4.3 million for ISS (Service Tax) deduction from the tax basis for PIS/COFINS assessment, based on the preliminary injunction granted in Interlocutory Appeal n. 2007.01.00.017041-3/DF, filed in the 1st Region Federal Regional Court..

Main labor contingency effects

On September 30, 2009, the analysis on all ongoing labor lawsuits was revised, resulting in liability provision reverted worth R$ 11.8 million, being R$ 7.6 million against “Credits Receivable” for Telemar Norte Lesta S/A (“Oi Fixa”) and R$ 4.2 million against income;

New provisions were made, net from write-off, worth R$ 8.5 million to face new labor lawsuits.

Liability contingencies classified as possible losses

On December 31, 2010, Contax presented tax and civil contingency liabilities, updated under SELIC, worth R$ 44.9 million and R$26.5 million, respectively (2009 – R$ 37.7 million and R$ 5.0 million, respectively). These values were not accrued, as Contax has challenged it in court and, based on legal opinions by external advisors, chances of losing it are only possible or remote.

On January 22, 2010, Contax was notified by Labor Regional Services (SRTE) – Rio de Janeiro Section, of infraction worth R$ 29.1 million. In the infraction note, comprehending January 2001 to February 2009, the sums regarding Severance Payment Fund (FGTS – Statutory Law n. 8036/90) and Social Contribution (Complementary Law n. 110/01), falling on payments in cash made to its employees for transport tickets as fringe benefit. Contax has filed an administrative answer and is awaiting trial.

The Board, based on external legal advice opinion that chances of losing it in court proceedings is possible, has not created any provision for any such adverse decisions.

a)         issuer operation results, specially:

        i.            Description of any relevant revenue components

Contax generates revenue mainly from its contact center activity, concentrated in Consumer Assistance, Credit Recovery, Telephone Sales, Retention, Back-office and Technology Services segments. Upon Ability acquisition in September 2010, the Company is also operating in Trade Marketing segment, in charge of selling and promoting clients’ products and services. Contax has 82 clients and its business strategy is to develop long-term relations with its clients, large companies from many sectors that use its telecom, financial, utilities, retail services, among others.

Regarding products, Assistance still accounts for most of the net revenue, representing 63% of 2010’s total (63% in 2009). Telephone Sales/Retention and Credit Recovery correspond to 18% and 13% of NOI in the financial year of 2010 (against 16% of NOI, both in 2009), respectively.

In 2008, Assistance, Telephone Sales/Retention and Credit Recovery represented 60%, 18% and 16%, of NOI, respectively.

      ii.            Events that had relevant impacts on operating income

During 2010, Contax operating margins were affected negatively by increasing personnel costs caused by a busy job market, and wages, encumbrances and benefits adjustment not fully passed on to clients.

Besides such factors, other risks inherent to the business are still contracting companies’ demands, collaborators’ management skills and new regulations that can be enacted, limiting Contax scope of work.

b)      revenue variation due to changes in price, exchange rates, inflation, volumes and introduction of new products and services

Contax income is highly affected by the following factors, among others:

•         Acquisition or loss of an important client;

•         Service volume variation;

•         Ability to adjust service prices; and

•         Service success or failure based on performance.

Acquisition or loss of an important client

The acquisition or loss of an important client may have a relevant impact on results. Initial operations under a new contract can have an adverse impact on our results, once we have initial costs that are recovered throughout contract execution, such as personnel training and hiring and IT deployment. Termination of existing contracts can also impact our income adversely, as we would have to incur in lay-off expenses and reallocation of assets, and we would suffer with lower facility occupancy rates.

Service volume variation

The increase or reduction of service volume demanded by our clients has relevant impact in our income, as such variation compromise installed capacity occupancy rates. The growing consumer base of our clients may increase the need of contact center services in general, such as customer assistance, telephone sales, collection and retention. Reduction in our clients’ consumer base or other events, such as increase in automated consumer assistance services, reduction in number of calls and/or call time, may result in Contax revenue reduction.

Ability to adjust service prices

Our ability to pass on price adjustment to offset cost increase is a relevant income factor. Our business requires a lot of manpower and personnel costs are amongst the key-factors impacting our costs. Such costs include wages, benefit and payroll-related taxes. In 2010, personnel costs represented 75.8% of the total service costs (compared to 79.2% in 2009), being the other 24.2% for third-party service costs (13.2%), depreciation and repayment (5.5%), rents and insurance (4.6%), among others.

The collective bargaining agreement with our employees is negotiated every year and wages and benefits are discussed. As a way to protect us against cost increase, such as telecom, energy cost increase, increasing rented facilities’ costs and inflation, most of our contracts have annual adjustment clauses that allow us to raise our prices to cover any such cost increase. We can choose not to adjust prices to the fullest for competitive reasons and/or other client-related issues.

Service success or failure based on performance

About 31% Contax net revenue in 2010 came from operations with performance-based revenue, comprehending telephone sales and collection services. Performance goals include successful sales and percentages on overdue debt collection, amongst other performance indicators. If, for instance, we can be paid more debts in any give month, our revenue for such service can be significantly higher and, therefore, more profitable. Our success or failure regarding performance-based services can have relevant impact on our income for a certain amount of time.

c)   inflation, price variation for main input and products, exchange rate and interest rates impact on operating income and issuer’s financial income

Inflation and some government measures to fight it may have adverse effects on Brazilian economy, Brazilian securities market, Contax business and operations and stock market value.
The Brazilian government usually intervenes in the country’s economy and changes policy and regulations. Government actions to hold inflation and deploy macroeconomic policies have historically included price and salary control, currency devaluation, capital control and import contingency, amongst others. The Company’s business and financial status, operation income and common stock market value and ADSs may be affected by policy or regulation changes, besides other factors, such as:
•          currency variation and devaluation;
•          inflation rate;
•          interest rate;
•          credit and capital internal market liquidity;
•          power failure;
•          exchange controls and restrictions to remittance abroad (as in 1989 and beginning of 1990);
•          monetary policy;
•          tax policy; and
•          other political, diplomatic, social and economic events in Brazil or that can affect Brazil.

Uncertainties as to possible changes in politics or standards that may affect these or other factors may contribute to Brazil’s economic uncertainties and make the country’s securities market  more volatile, and so securities issued by Brazilian issuers abroad. Such uncertainties may have an adverse impact in the Company’s activities.
Brazil had extremely high inflation rates in 2010, basically due to consumption increase relating to reduced unemployment rates (annual average rate 6.7%) and better popular credit conditions. At the same time inflation has been under control since the Plano Real has been implemented in 1994, inflation pressures are still present. According to the General Price Index - Market (IGP M) of Fundação Getúlio Vargas (FGV), general price inflation rates in Brazil were 9.8%, -1.7% and 11.3%, respectively, in 2008, 2009 and 2010.  According to the General Price Index – Availability, the general price inflation rate was 9.1%, -1.4 % and 11.3%, respectively in 2008, 2009 e 2010. According to the Extended National Consumer Price Index (IPCA), published by the Brazilian Geography and Statistics Institute (IBGE), the inflation rates on Brazilian consumer prices were 5.9%, 4.3% and 5.9%, respectively in 2008, 2009 and 2010.
The Long-Term Interest Rate (TJLP) is used in the loan agreement with BNDES, and the accumulated rates in 2010 and 2009 were 6.0% in both periods.
Our financial costs are affected by  changes in interest rates applied to our floating rate debts. On December 31, 2010, we had, amongst other debt liabilities, R$ 308.1 million in financing and loans subject to the Short-Term Interest Rate - TJLP. The TJLP takes inflation rates into consideration and is determined every three months by the Central Bank; last year, the TJLP varied significantly in response to the expansion and contraction in Brazilian economy, inflation, Brazilian government policies and other factors. A relevant TJLP increase may affect our financial costs adversely, and so our financial performance.
An unstable exchange rate can also have adverse effects on the Company’s financial status. Brazilian currency was frequently devaluated in the last four decades. During this period, the Brazilian government has deployed many economic plans and used many exchange policies, even abrupt devaluations, small period devaluations (with daily adjustments), exchange controls, double exchange market and floating rates, among others. Sometimes, relevant exchange variation has occurred between the Brazilian currency and the American dollar and other currencies. Based on the real/dollar exchange rate, the Real became more valuable compared to the dollar by 20.7% and 24.2% in 2007 and 2008, respectively, while in 2009, Real has devaluated by 25.5%.  In 2010, Real became more valuable by 4.4%, based on the R$ 1.6660 per US$ 1.00 exchange rate as closed on December 31, 2010.

Real’s devaluation regarding the Dollar may generate inflation pressures in Brazil, due to general imported goods price increase, so recessive government policies may become necessary, such as a more restrictive monetary policy. On the other hand, Real becoming more valuable than Dollar may worsen current accounts and payment balance sheets in the country, as well as reduction in growth caused by exportation. Devaluation also reduces distribution and dividend values for ADSs and Dollar equivalent to the Company’s stock market prices and, therefore, ADSs’.

a)      operation segment introduction or removal

In September 2010, Contax acquired full control over Ability Comunicação Integrada Ltda. (“Ability”).

Ability, incorporated on June 4th, 2001, is a limited liability company whose subject matter is publicity and advertisement commissioning services, sales promotion, merchandise and marketing, campaign planning and publicity systems, publicity advisory, market research, among others.

The acquisition has widened Contax service offers, which now has a specialized operation in retail sites, with a view to consolidate its strategy to be the only service company specialized in the whole relationship chain between companies and their consumers, in several contact channels.

b)     interest incorporation, acquisition or sale

In acquiring Ability, Contax is not operating in the segment known as Trade Marketing, present interaction in retail sites, taking another important step towards consolidating its strategy to be the  only service company specialized in the whole relationship chain between companies and their consumers, in several contact channels. In the first four months of Ability Contax control, that is, from September to December 2010, it has generated a Net Operating Income of R$ 33.5 million. For the financial year ended on December 31, 2009, before being acquired by Contax, Ability had an income of R$ 104 million, R$10 million in EBITDA.

c)      unusual events or operations

Not applicable.

a)      Relevant changes on accounting practices

On December 28, 2007, Statutory Law n. 11638/07 was enacted, changing and introducing new provisions to Statutory Law n. 6404/76. Such Statutory Law sets forth many changes to accounting and financial statement preparation, so as to align them to international financial reporting standards(IFRS), applied to share companies and large companies. Main changes introduced by Statutory Law n. 11638/07 are in force since January 1st, 2008.

On December 3, 2008, the Provisional Measure n. 449/08 (MP n 449/08), enforced as statutory law, was enacted, creating the Transitory Tax Regime (RTT) for effective profit assessment, regarding tax adjustment arising from new methods and accounting criteria introduced by Statutory Law n. 11638/07, and also making some amendments to Statutory Law n. 6404/76. MP n. 449/08 was converted into Statutory Law n. 11941/09 on May 28, 2009.

The changes in the Companies Act have had the following impact in Contax financial statements:

(i)        Statement of Changes in Financial Position replaced with Cash Flow Statement.

(ii)       Classification and measurement of financial instruments: aligned to the international standards, Contax has classified financial instruments in three categories: meant for negotiation, available for sale and kept until due date. Financial assets classified as meant for negotiation are acknowledged at deemed cost with income effects. Financial assets classified as available for sale are acknowledged at deemed cost and impact on equity’s specific account (“Equity Evaluation Adjustment”). Financial assets classified as kept until due date are accounted for its repayment cost plus yield.

(iii)      Asset and liability operations introduced in Present Value Adjustment concept arising from long-term operations and, whenever there is a relevant impact, for other operations. On December 31, 2010, Contax did not have long-term asset and liability operations that could generate present value adjustment.

(iv)      Statutory Law n. 11638/07 also determines that Contax perform an analysis from time to time to verify recovery rate of registered values in fixed, intangible and deferred assets. Whenever events or changes in circumstances indicate that the property accounting value or other non-current assets with a defined economic life span (including intangible assets) may not be recoverable based on future cash flows, Contax adopts the procedure to revise the recoverable value so as to verify possible permanent losses. Contax has not identified loss indicators in these financial statements.

(v)       According to Statutory Law n. 11638/07, the stockholders’ equity must be divided in: share capital, capital reserves, equity evaluation adjustments, profits reserve, treasury stock and investment in non-subsidiaries.

(vi)      Financial commercial leasing: according to amended section 179 established by Statutory Law n. 11638/07, assets arising from commercial leasing operations meant to maintain Contax activities were registered in fixed assets, and the balance payable was registered under “Commercial Leasing” heading.

(vii)     Stock option plan: Contax has adopted the plan’s deemed cost assessed on the date the stock has been granted under the stock option plan, in the financial year’s income, during the period in which it is acquired.

In all previous periods, including the financial year ended on December 31, 2009, the Group prepared its financial statements consolidated as per accounting policies adopted in Brazil (BR GAAP), comprehending (i) provisions in Statutory Law n. 6404/76 (Companies Law), as amended by Statutory Laws 11638/07 and 11941/09, (ii) Technical Opinions, Guidelines and Interpretations by CPC and (iii) Instructions and Resolutions issued by CVM (Brazilian SEC) and Ibracon – Brazilian Independent Auditors Institute, in force until December 31, 2009.

The consolidated financial statements, prepared according to IFRS, have already been prepared by the Company and submitted to the Securities and Exchange Commission - SEC, for the financial years ended on December 31, 2009 and 2008. Thus, the opening balance, according to IFRS, is January 1st, 2007. The opening balance adjustment measurement and balance sheet preparation for the transition date, the Company has applied mandatory exceptions and optional application exemptions devised in IFRS 1 - Initial IFRS Adoption (corresponding to CPC Technical Opinion 37(R1)). The Board’s decision on optional exemptions and mandatory exceptions is described below:

Applicable optional exemptions to the Group

Fixed asset exemption at deemed cost: the Group chose not to adjust fixed assets at deemed cost on transition date; they were kept based on historical acquisition costs.

Applicable mandatory exceptions to the Group

Estimate: estimates used in accounting practices applied after opening balance must not be adjusted on transition date, except if they represent an accounting policy change or evidence of error. The Group has kept the used estimates before the opening balance sheet, as they are deemed consistent.

b)      Relevant change effects on accounting practices:

IFRS adoption effects on consolidated statements

a.       IFRS adoption effects on consolidated balance sheet

b.

	Consolidated
	In 01/01/2009			I 31/12/2009
Description	BR GAAP	IFRS Adoption effects	EFRS & BR GAAP	Previous BR GAAP	IFRS Adoption effects	IFRS & BR GAAP
ASSETS

CURRENT ASSETS
Cash and cash equivalents	355,928	-	355,928	357,853	-	357,853
Accounts receivable	102,134	-	102,134	128,486	-	128,486
Tax recoverable	57,448	(55,504)	1,944	73,333	(69,660)	3,673
Anticipated expenses and other assets	8,573	-	8,573	18,650	-	18,650
Total current assets	524,083	(55,504)	468,579	578,322	(69,660)	508,662

NON-CURRENT ASSETS
Posted bonds	35,338	-	35,338	53,382	-	53,382
Financial application kept until due date	-	-	-	26,590	-	26,590
Tax recoverable	25,346	(18,077)	7,269	26,917	(18,339)	8,578
Tax deferred	-	32,430	32,430	-	28,773	28,773
Credits receivable	17,530	-	17,530	11,425	-	11,425
Further assets	1,122	-	1,122	1,344	-	1,344
Fixed	304,800	2,900	307,700	352,473	-	352,473
Other intangible assets	84,467	-	84,467	80,446	-	80,446
Total non-current assets	468,603	17,253	485,856	552,577	10,434	563,011

TOTAL ASSETS	992,686	(38,251)	954,435	1,130,899	(59,226)	1,071,673

LIABILITIES

CURRENT LIABILITIES
Loans and financing	14,219	-	14,219	55,070	-	55,070
Suppliers	76,847	-	76,847	77,033	-	77,033
Wages, social encumbrances and benefits	181,924	-	181,924	197,818	-	197,818
Commercial leasing liabilities	16,086	-	16,086	10,118	-	10,118
Levies payable	68,749	(46,477)	22,272	92,703	(59,226)	33,477
Dividends payable	51,364	(28,053)	23,311	92,190	(59,403)	32,787
Onlending stockholders	-	16,850	16,850	-	16,331	16,331
Further liabilities	2,204	-	2,204	31,248	1	31,249
Total current liabilities	411,393	(57,680)	353,713	556,180	(102,297)	453,883

NON-CURRENT LIABILITIES
Loans and financing	203,750	-	203,750	149,521	-	149,521
Contingent assets and contingent liabilities	64,151	-	64,151	59,921	-	59,921
Commercial leasing liabilities	9,884	-	9,884	3,899	-	3,899
Levies payable	1,787	-	1,787	944	-	944
Onlending stockholders	16,850	(16,850)	-	16,331	(16,331)	-
Further liabilities	94	-	94	-	-	-
Total non-current liabilities	296,516	(16,850)	279,666	230,616	(16,331)	214,285

TOTAL LIABILITIES	707,909	(74,530)	633,379	786,796	(118,628)	668,168

CAPITAL & RESERVES
Capital share	223,873	-	223,873	223,873	-	223,873
Capital reserve	9,282	-	9,282	19,639	-	19,639
Profits reserve	110,475	16,626	127,101	109,831	-	109,831
Treasury stock	(49,848)	-	(49,848)	(10,686)	-	(10,686)
Accumulated profits (losses)	(11,084)	19,653	8,569	-	-	-
Additional dividend distribution proposal	-	-	-	-	59,403	59,403
Equity attributable to owners of controlling	282,698	36,279	318,977	342,657	59,403	402,060

Participation of non-controlling shareholders	2,079	-	2,079	1,446	(1)	1,445

Total net equity	284,777	36,279	321,056	344,103	59,402	403,505

TOTAL NET EQUITY & LIABILITIES	992,686	(38,251)	954,435	1,130,899	(59,226)	1,071,673

c.       Consolidated stockholders’ equity reconciliation

Consolidated
Balance on January 1st 2009	282,698

Adjustment description for new practice
Additional dividends instalment to mandatory minimum dividends not acknowledged as legal obligations according to IAS 20 (1)	11,428

Proposed dividends concerning previous financial years and only declared in the 2009 financial year (1)	16,626

Commercial leasing, net of deferred tax effects (2)	8,225

Participation of non-controlling shareholders (3)	2,079

Balance on January 1st 2009 (IFRS & BR GAAP)	321,056

Balance on December 31st 2009 (previous BR GAAP)	342,657

Adjustment description for new practice
Additional dividends instalment to mandatory minimum dividends not acknowledged as legal obligations according to IAS 20 (1)	59,403

Participation of non-controlling shareholders (3)	1,445

Balance on December 31st 2009 (IRFS e BR GAAP)	403,505

d.      IFRS adoption effects on consolidated income and cash flow statements

Income Statement:

Description	Consolidated
	2009 Previous BR GAAP	IFRS Adoption effects	2009 IFRS & BR GAAP

Continued operations
Net operating income	2,161,019	-	2,161,019

Service rendered costs	(1,757,272)	(2,892)	(1,760,164)

Gross operating profit	403,747	(2,892)	400,855

Operaging income (costs)
Commercial	(27,709)	-	(27,709)
General and administrative	(130,707)	(8)	(130,715)
Directors' compensation	(7,879)	-	(7,879)
Financial, net	(15,391)	-	(15,391)
Other operating costs, net	(13,440)	-	(13,440)
	(195,126)	(8)	(195,134)

Operating profit before income tax and social contribution	208,621	(2,900)	205,721

Income taz and social contribution
Current:	(70,998)	-	(70,998)
Deferred:	1,659	(5,325)	(3,666)

Profit arising from continued operations	139,282	(8,225)	131,057

Net profit of the year	139,282	(8,225)	131,057

Profit from:
Controller owners	139,282	(8,225)	131,057
Investment in non-subsidiaries	634	-	634
	139,916	(8,225)	131,691

Cash flow statement:

	Consolidated
	Previous 2009 BR GAAP	IFRS Adoption effects	2009 IFRS & BR GAAP

OPERATING ACTIVITIES CASH FLOW

Profit arising from continued operations	139,916	(8,225)	131,691
Net profit adjustments
Depreciation & amortization	113,510	2,901	116,411
Loss in property sale	1,710	-	1,710
Contingency provision costs	1,874	-	1,874
Deferred tax income	(1,659)	5,324	3,666
Gains (losses) with interest and monetary variation, net	(1,890)	-	(1,890)

Acknowledged payment costs based on liquidated stock with equity instruments	9,995	-	9,995
Insterest costs on loans and financing	31,015	-	31,015
Investment in non-subsidiaries	(634)	-	(634)

Outstanding capital variation:
Accounts receivable	(26,352)	1	(26,351)
Anticipated expenses	(10,496)	2,437	(8,059)
Tax recoverable	(15,479)	12,759	(2,720)
Other assets	420	(2,437)	(2,017)
Wages, social encumbrances and benefits	15,894	-	15,894
Suppliers	186	-	186
Levies payable	23,112	(12,750)	10,362
Other liabilities	28,794	(11)	28,783
Interest on loans and and financing	(31,130)	-	(31,130)

Net cash arising from (used in) operating activities	278,786	-	278,786

INVESTMENT ACTIVITIES CASH FLOW

Property sale received	27	-	27
Property acquisition	(158,901)	-	(158,901)
Posted bonds	(16,487)	-	(16,487)
Non-current financial application	(26,590)	-	(26,590)

Net cash arising from (used in) operating activities	(201,951)	-	(201,951)

FINANCING ACTIVITIES CASH FLOW

Commercial leasing payment	(11,674)	-	(11,674)
Financing payment (BNDES)	(13,542)	-	(13,542)
Dividends paid	(49,380)	-	(49,380)
Stock purchase	(314)	-	(314)

Cash used (applied to) in financing activities	(74,910)	-	(74,910)

Cash and cash equivalents at the beginning of the year	355,928	-	355,928
Cash and cash equivalents at the end of the year	357,853	-	357,853

e.       Remarks on reconciliation:

(1)   According to IFRS (IAS 20), the proposed dividends are acknowledged as liability for the period to which they are related, regardless of when they are declared, and additional dividends, in special line in statement of changes in stockholders’ equity. The minimum mandatory additional dividends for 2009’s financial year were acknowledged as adjustment for initial IFRS adoption in statement of changes in stockholders’ equity, and reverted from dividends payable in 2009’s balance sheet, where they were originally demonstrated according to previous standards.

(2)   The Company has revised its depreciation rates for fixed assets during the financial year ended on December 31, 2008. After the financial statements prepared according to the IFRS, the Board verified that certain depreciation effects regarding certain financial leasing contracts were not correctly calculated compared to revised depreciation rates for corresponding fixed assets accounted under BR GAAP. Therefore, as they are not relevant values, the Company accounted such items, for IFRS purposes, in 2009’s income.

(3)   Presentation of investment in non-subsidiaries as an integral part of the stockholders’ equity is defined by IFRS (IAS 1).

c)      disclaimers and highlights in auditor’s report

The Independent Auditor Report on individual and consolidated financial statements of the Company, dated March 1st, 2011, highlighted the following:

As shown in financial statements ended on December 31, 2010 and 2009, in an explanatory note, the individual financial statements were prepared according to accounting practices adopted in Brazil. In case of Contax Participações S.A. these practices differ from IFRS practices applied to separate financial statements, only regarding evaluation of investment on subsidiaries using the equity method, whereas for IFRS purposes, it would be cost or deemed  cost.

The critical accounting policies adopted by Contax and its subsidiaries in preparing financial statements are described as follows:

(a)                Estimate use

Financial statement preparation requires that the Board make estimates and decisions regarding registration and disclosure of assets and liabilities, among which: (a) deemed cost estimates for financial instruments, (b) allowance for doubtful accounts, (c) income tax provision creation, (d) likely values for deferred income tax realization, (e) recoverable value and life span of fixed and intangible assets, (f) contingency provisions and (g) revenue and cost values. Actual results may differ from such estimates and decisions by the Board.

(b)               Income Acknowledgement

The Group acknowledges income using competency regime, when the services are rendered, except for some performance-based services, which are acknowledged by measuring and acceptance by the client. Most part of contract revenue is calculated based on indicators, such as: number of PAs, conversation time and performance goals. Income is calculated based on available information in our IT systems, regarding data service volume rendered to each client. Income from performance-based services is calculated based on available data in Company and client’s IT systems. In addition, operation managers are usually assigned to reconcile and discuss such indicators with the clients. Some income adjustments are registered after such debate.

(c)               Tax

Income Tax and Social Contribution - Deferred

Deferred income tax and social contribution are registered as tax credit or debit in current and non-current assets and acknowledged over tax losses, negative net profit social contribution tax basis and temporary offset between accounting profit and assessed profit for tax purposes, to the extent they are likely to be realized. In case the asset deferred tax realization is not likely, no accounting acknowledgement is made. Tax losses and negative social contribution tax basis are not subject to statute of limitations, but its offset is limited to 30% of the taxable profit amount assessed in future periods.

Contax performs technical studies contemplating income generation according to the Board’s expectations, considering income continuity and result for an undetermined amount of time. Such future results are adjusted at present value, and the assessed value is compared to recoverable tax credit nominal value for a up to ten-year period. The technical studies are updated every year and tax credits are adjusted according to revision results. Such studies are approved by Contax Board committees.

(d)          Reduction in recoverable asset value

Whenever events or changes in circumstances indicate that the accounting value of the fixed and other non-current assets with defined life span (including intangible assets) may not be recoverable based on future cash flows, Contax adopts the procedure to verify the recoverable value calculation so as to verify possible permanent losses. In case they occur, such revisions will be conducted on the cash generating unit where the asset belongs to.

When a loss is verified, that is, when the accounting value of an asset surpasses future cash flows, an allowance for possible losses will be acknowledged in the income statement, reflecting the offset between the accounting value and the asset’s recoverable value.

The recoverable value is higher between the deemed cost minus liquidation costs and the value of the asset in use. When assessing the value in use, the future cash flow is discounted from the present value using a discount rate before income tax and social contribution, so as to reflect the current market assessment of the cash value in time and specific asset risks for which there were no estimated cash flow adjustment.

Contax Board has not identified any evidence that could justify the need to create provision for recoverable asset reduction on December 31, 2010 and 2009.

(e)           Wages and Social Encumbrances Provision

Payroll and social encumbrances are the most representative costs of Group operations, calculated and registered as provision according to the payroll. The payroll and social encumbrances include wages and salaries, paid vacation, Christmas bonuses (13th salary), social encumbrances, profit plan for employees and taxes falling on employees’ payroll, most of which are imposed by Brazilian labor laws.

For paid vacation provision, each employee is entitled to 30 (thirty) days paid leave, corresponding to 133,3% of the monthly wages. The Group registers a monthly provision for paid vacation, until such benefit is paid, that is, when employees actually leave on vacation. For 13th salary provision, a monthly provision is made corresponding to 1/12th of each employee’s monthly salary, until such benefit is paid. Benefits such as transport and meal tickets are acknowledged as expenses on a monthly basis, when offered to the employees.

The variable remuneration program paid to employees is based on performance, financial and quality goal achievement, as well as individual goals, determined every year. This provision is created on a monthly basis and recalculated at the end of the financial year based on the best achieved goal estimate, as defined in yearly budget process. However, the final total value is only defined after analyzed by the Board of Directors.

(f)           Contingency provisions (tax, civil and labor risks)

Preparation of our consolidated financial statements require us to make estimates and assumptions as to contingencies that may affect our financial conditions or lead to changes in actual liability values on financial statement dates, and account for incurred expenses in such period.

Contingency provisions are acknowledged for likely losses defined by the board, based on legal opinions by our internal and external lawyers as to pending disputes. We are constantly evaluating contingency provisions based on changes to facts, circumstances and events, such as court decisions, which may affect our estimates and have an adverse impact in our operations and stockholders’ equity. Although the Board believes that such contingencies are suitable, there is no guarantee that such factors will not change in the future.

(g)          General provisions

A provision is acknowledged in financial statements when Contax and its subsidiaries have a known liability for unknown term and value or created as a result of a past event that is likely to generate financial resource expenses to quit the obligation.

(h)          Stock option plan

Contax offers its directors and officers two stock option plans. The Contax Participações S.A. Stock Option Plan (“stock option”), initiated in 2007, devises four equal annual lots. Each annual lot may be exercised partially or in full until the final deadline, and terminated in October, 2014. The second lot, initiated in 2010, devises four equal annual lots. Each annual lot may be exercised partially or in full until the final deadline in October, 2018.

As disclosed in our financial statements, to calculate the deemed cost of such instruments on grant date, Contax uses the Black & Scholes method, considering a series of premises, among which, volatility, return and revenue rates. On financial statement preparation, Contax revise its option amount estimates to have rights acquired based on such conditions and acknowledges the revision’s impact on initial estimates, if any, of the income statement, as opposed to the stockholders’ equity, according to criteria defined in CVM Resolution nº 562/08, which passed the CPC Technical Opinion 10 – Stock-Based Payment.

a)      degree of efficiency of such controls, indicating any such imperfections and measures adopted to correct them

Contax has many internal controls with enough efficiency degree to ensure reliable and adequate financial statements.

Contax Internal Audit reports directly to the CEO and has the mission to continuously improve Corporate Governance practices, as well as mapping and control of all key-risks inherent to established business goals. Every year, they analyze internal controls on financial statements (ICFR) for each key areas and processes.

Contax keeps investing in new technology and developing its collaborators, so as to improve its internal controls.

The main Systems supporting financial statements are SAP (Accounting) and FPW (Payroll – that feeds the accounting system) and are constantly monitored and audited.

Internal Audit has not identified any relevant deficiency of material weakness to be reported.

b)     deficiencies and recommendations on internal controls present in independent auditor’s report

No relevant deficiencies were noted by the independent auditors on Contax internal controls regarding financial years ended on December 31, 2009 and 2008.

The current auditors have not submitted recommendation report on internal controls for the financial year ended on December 31, 2010.

a)                  how the resources resulting from the tender were used

Contax has not made a public tender of securities distribution over the past three years. Besides, Contax was listed in Bovespa in 2005 after its split from Telemar and not through a public tender of shares, and therefore, no financial resource was received by it.

b)                 if there were relevant offsets between the effective application of the resources and the application proposals disclosed in the prospects of the respective distribution

It does not apply as mentioned in item a.

c)                  in case there has been offsets, the reasons for such offsets

It does not apply as mentioned in item a.

a)      the assets and liabilities held by the Company either directly or indirectly, which do not appear in its balance sheet (including operating mercantile lease, assets and liabilities, issued receivables’ portfolios on which the entity maintains risks and responsibilities, showing respective liabilities, future goods and services purchase and sell contracts, unfinished construction contracts and future funding receipts’ contracts)

Contax does not have relevant items which are not evidenced in its financial statements.

b)     other items not evidenced in the financial statements

Not applicable.

a)      how such items change or may change the incomes, the expenses, the operating result, the financial expenses and other items of the Company’s financial statements

Not applicable.

b)     operation’s nature and purpose

Not applicable.

c)      nature and amount of the obligations assumed and the rights generated on behalf of the issuer as a result of the operation

Not applicable.

a)      investments (including quantitative and qualitative description) of the investments in progress and the foreseen investments, funding sources of the investments, and relevant divestitures in progress and foreseen divestitures

Investments in progress

In the year of 2010 the Contax’s investments totalized R$ 161.4 million, practically in line with the amount made in the previous year. The investments were directed mainly to support the business growth, highlighting the PE, MG and BA sites, which started to house also some important operations that migrated from sites located elsewhere, especially from SP. Additionally, Contax has made important investments in technology with the acquisition and development of new systems, dialers and recorders that shall enable the productivity improvement in its operations.

	Consolidated - in R$ million
	2010	2009	2008	2010 vs 2009	2009 vs 2008

Income growth	122.4	146.9	135.3	-16.7%	8.6%
Reinvestments	34.7	9.0	23.9	287.4%	-62.5%
Others	4.3	3.3	8.7	30.3%	-62.1%
Total investments	161.4	159.2	167.9	1.4%	-5.2%

Foreseen investments

Contax does not provide guidance to investments to be made in 2010 and in the next periods.

Sources of investment funding

Currently, Contax uses its cash and cash generation capacity, as well as funding lines in force with BNDES and BNB to fund its investment needs. However, in the future and as required, Contax may continue to expand through new funding lines of fomentation banks.

Relevant divestitures in progress and foreseen divestitures

There are no divestitures foreseen by Contax.

b)     acquisitions of plans, equipment, patents or other assets already disclosed, which may influence materially the Company’s production capacity

There is no acquisition of plans, equipment, patents or other assets that may influence materially the Contax production capacity that were not widely disclosed during the period or that shall affect the year of 2011 and the next years which may be currently disclosed.

In the year of 2010 Contax increased by three new sites its assistance capacity making investments turned to the business growth and keeping of the current volume.

The table below shows the investments made in the shown periods:

	Consolidated - in R$ million
	2009	2008	2007	2010 vs 2009	2009 vs 2008

Telecommunications and IT systems	42.3	68.8	110.5	-38.5%	-37.7%
Improvements made in third parties' real estates	33.0	60.4	31.3	-45.4%	93.0%
Furniture and utensils	18.3	12.0	16.5	52.5%	-27.3%
Others	67.8	18.0	9.6	27.7%	87.5%
Total investments	161.4	159.2	167.9	1.4%	-5.2%

c)      new products and services

Trade Marketing.

(i)            Description of the surveys in progress previously disclosed

Not applicable.

(ii)          Total amounts spent by the issuer in surveys for the development of new products or services

Not applicable.

(iii)        Projects under development previously disclosed

On January 25, 2011 the managements of Contax and Mobitel S.A., an entity controlled by Portugal Telecom, SGPS, (“Dedic”) and its controlled company GPTI Tecnologia da Informação S.A. (“GPTI” or, jointly with Dedic, “Dedic GPTI”), since they actuate in the same business segment, in case there is supplementarity among their activities, clients’ bases and offered services, decided to propose to their shareholders, subject to certain conditions, the integration of their activities aiming the strengthening of their market positions.

i. Incorporation of Dedic Shares by Contax

An Incorporation Agreement of Dedic Shares by Contax was made providing, subject to certain conditions, the summoning of general meetings of the companies to decide upon the incorporation by Contax of the shares issued by Dedic, with the resulting increase of Contax’s capital. The amount of the capital increase in Contax shall be determined based on the accounting equity amount of the shares issued by Dedic, as per evaluation report to be timely prepared (“Incorporation of Dedic Shares”), As a result of the Incorporation of Dedic Shares Contax shall issue new common and preferential shares that shall be received by the current shareholders of Dedic in replacement of the Dedic shares by them held.

Contax’s Administration contracted a fairness opinion elaborated independently by Banco BTG Pactual S.A. (“BTG Pactual”). According to the amounts shown in the referred opinion prepared by BTG Pactual, an exchange ratio range from 0.0342 to 0.0417 common shares and from 0.0343 to 0.0418 preferential shares issued by Contax for each share issued by Dedic.

Based on the stated exchange ratio range Contax and Dedic managements reported an exchange ratio of 0.0362 common share and 0.0363 preferential share issued by Contax for every Dedic issued share. This exchange ratio shall be adjusted due to the eventual statement of dividends, as well as due to the assumption of debts by the companies.

In spite of the exchange ratio reported by the managements and notwithstanding the Incorporation of Dedic Shares not involving a controller company and a controlled company, the administrators of the Companies and Dedic in compliance with the Guidance Opinion CVM no. 35/08, shall timely constitute an independent committee (“Special Independent Committee”) for all purposes and in the terms of the referred Opinion. The Special Independent Committee shall count on its own financial advisor to evaluate the Dedic Shares Incorporation conditions.

The Incorporation of Dedic Shares is subject to the operation approval by the general shareholders’ meetings of Dedic and Contax, with no harm of the Special Independent Committee’s manifestation.

ii. Purchase and Sale of Shares Issued by CTX Participações S.A.

In the same date, the shareholders of CTX Participações S.A. (“CTX”), AG Telecom Participações S.A. (“AG Telecom”), L.F. Tel S.A. (“L.F. Tel”) and Fundação Atlântico de Seguridade Social (“FASS”), and Portugal Telecom SGPS and Portugal Telecom Brasil S.A. (jointly, “Portugal Telecom”) obtained the understandings to associate as CTX shareholders, in operations which shall result in the acquisition of the totality of the shares currently held by BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”), as described below.

Through Purchase and Sale Contracts of shares issued by CTX made on that date, between AG Telecom and L.F. Tel, on one side, and PREVI, PETROS and FUNCEF, on the other; between Portugal Telecom, on one side, and BNDESPAR, on the other and between Portugal Telecom, on one side and PREVI, PETROS and FUNCEF, on the other (“Purchase and Sale Contracts”) subject to certain conditions:

(i) AG Telecom and L.F. Tel shall acquire part of the shares held by PREVI, PETROS and FUNCEF in CTX; and

(ii) Portugal Telecom shall acquire the totality of the shares held by BNDESPAR, besides the remaining shares held by PREVI, PETROS and FUNCEF in CTX.

With the conclusion of the operations foreseen in the Purchase and Sale Contracts, AG Telecom and L.F. Tel shall start to hold a share of 36.80% each one in the joint stock of CTX, and Portugal Telecom shall become the direct titleholder of representative shares of 16.21% of CTX joint stock. In the same date the Shareholders’ Agreement was also made among AG Telecom, L.F. Tel, Portugal Telecom and FASS (“Shareholders’ Agreement”), in replacement of the agreements in force, which shall regulate its relationship as CTX shareholders. The new Shareholders’ Agreement shall have its efficacy suspended until the effective acquisition of CTX shares by Portugal Telecom.

iii. Acquisition by CTX of part of the shares issued by Contax held by Portugal Telecom / CTX Capital Increase

According to the Purchase and Sale Contract of shares made on this date, subject to certain conditions, including the approval of the Dedic Shares Incorporation, CTX shall acquire part of the common and preferred shares issued by Contax received by Portugal Telecom as a result of the Dedic Shares Incorporation (“Contax Shares Incorporation”).

Additionally the CTX Shares Subscription Contract was made on this date through which Portugal Telecom, AG Telecom, L.F. Tel and FASS engaged themselves to approve the CTX capital increase, to be subscribed by Portugal Telecom and by FASS (“Increase of CTX Capital”).

Because of the Acquisition of Contax Shares and of the CTX Capital Increase, and considering the exchange ratio proposed by Contax and Dedic managements and subject to analysis, evaluation and decision by the Special Independent Committee, Portugal Telecom may start to hold a direct interest of 19.90% of CTX joint stock and directly and indirectly of 19.52% in Contax joint stock, being certain that FASS shall keep its direct interest of 10.18% in CTX joint stock and indirect interest of 3.48% in Contax joint stock.

iv. Shareholding Composition after Operations described above

After the conclusion of the shareholding operations described previously it is estimated that the CTX and Contax shareholding structure starts to be as follows:

(i)        CTX Estimated Shareholding Position after conclusion of the operations described above:

Shareholder	ONS	% ONS
AG Telecom	784,730,222	24.12
L.F. Tel	1,137,460,810	34.96
Luxemburgo Participações S.A.	352,730,588	10.84
FASS	331,151,534	10.18
Portugal Telecom	647,451,385	19.90
Conselheiros	10	-
Total	3,253,524,549	100.00

(ii)       Estimated Contax Shareholding Position (in thousand shares) after conclusion of the operations described above:

Shareholder	ONs	% ONs	PNs	% PNs	Total	% Total
CTX Participações S.A.	17,871	72.7%	4,136	10.4%	22,007	34.2%
Portugal Telecom	0,000	0.0%	2,782	7.0%	2,782	4.3%
Ações em Circulação	6,695	27.3%	32,800	82.6%	39,495	61.4%
TOTAL	24,566	100.0%	39,718	100.0%	64,284	100.0%

(iv)        Total amounts spent by the issuer in the development of new products or services

Not applicable.

There are no other factors that have influenced in a relevant manner Contax operating performance and that have not been identified or commented in all the other items in this section (Section 10).

CVM - COMISSÃO DE VALORES MOBILIÁRIOS

CONTAX PARTICIPAÇÕES S.A.

Open Capital Company

CNPJ/MF no 04.032.433/0001-80

NIRE 33.300.275.410

CVM Registry no. 19100

REFERENCE FORM – Items 12.6 to 12.10

Base date: 12/31/2010

In compliance with the provision in Instruction CVM no. 481/2009 the Company makes item 13 of the Reference Form referring to the fiscal year ended on December 31, 2010 available.

12.6     Regarding each one of the issuer’s managers and audit committee members, please show in table form:

a.    Name; b. Age; c. Profession; d. CPF number or passport number; e. Elective position held; f. Election date; g. Office Date; h. Term; i. Other positions or functions held by the issuer; j. Indication if he was elected by the controlling company or not.

Board of Directors – Effective staff:

Name ______________	DOB __________	Profession / Education ________________	CPF no. _____________	Office Date ______	Term Date _________	Other Positions ________	Elected by the Controller_______
Fernando Magalhães Portella	05/15/1951	Engineer	748.442.108-15	04/25/2011	AUG 2012	No	Yes
Renato Torres de Faria	01/11/1962	Mining Engineer	502.153.966-34	04/25/2011	AUG 2012	No	Yes
Paulo Roberto Reckziegel Guedes	10/25/1961	Civil Engineer	400.540.200-34	04/25/2011	AUG 2012	No	Yes
Zeinal Abedin Mahomed Bava	11/18/1965	Engineer	057.368.807-92	04/25/2011	AUG 2012	No	No
Shakhaf Wine	03/13/1969	Economist	018.755.347-50	04/25/2011	AUG 2012	No	No

Board of Directors – Substitutes:

Nome ______________	Born on __________	Profissão / Formação ________________	CPF _____________	Data de Posse ______	Data do Mandato _________	Other Positions ________	Elected by the Controller_ __________
Ricardo Antônio Mello Castanheira	06/06/1955	Civil Engineer	130.218.186-68	04/25/2011	AUG 2012	No	Yes
Paulo Márcio de Oliveira Monteiro	10/24/1958	Civil Engineer	269.960.226-49	04/25/2011	AUG 2012	No	Yes
José Renato de Camargos	12/01/1955	Civil Engineer	301.155.316-53	04/25/2011	AUG 2012	No	Yes
Abilio Cesário Lopes Martins	08/16/1971	Company Administrator	228.574.248-76	04/25/2011	AUG 2012	No	No
Nuno José Porteiro Cetra	05/26/1963	Company Administrator	Under attainment process	04/25/2011	AUG 2012	No	No

12.7     Provide the information mentioned in item 12.6 regarding the members of the statutory committees, as well as of the audit, risk, financial and remuneration committees, even if such committees or structures are not statutory:

Not applicable to the Company.

12.8     Regarding each one of the managers and members of the board of directors, provide:

a.    Résumé, containing the following information: i. Main professional experiences during the 5 last years, stating: Company name; Position and functions inherent to the position; Main activity of the company in which such experiences have occurred, highlighting the corporations or organizations integrating (i) the issuer’s economic group, or (ii) partners with direct or indirect interest equal to or higher than 5% of a same class or type of the emitter’s securities; ii. Indication of all management positions he holds of that he has held in open capital companies.

Board of Directors (Effective Staff):

Fernando Magalhães Portella

Born on 05/15/9151, Brazilian, he is the Chairman of Jereissati Participações, holding of the Jereissati Group. He was Vice President of the financial institution Citibank Brasil from 1986 to 1992, partner of Gemini Consulting from 1992 to 1996. He was also CEO of the Group O Dia de Comunicação and Counsellor of Associação Nacional de Jornais (ANJ) from 1996 to 2003, Chairman of Associação Brasileira de Marketing e Negócios from January 1999 to December 2000 and member of the Consultancy Council of Intermédica Empresa de Saúde S.A. from June 2008 to February 2010, and CEO of the Jaime Camara Organization from July 2006 to January 2011. He is a member of the Board of Directors of Iguatemi Empresa de Shopping Center S.A., the managing company of shopping malls and of the telecommunication company Tele Norte Leste Participações S.A. Graduated in agronomical engineering in UNESP in December 1975, he has an Executive MBA given by Columbia University being Alumni by Harvard Business School where he attended The General Management Program from February to May 2000, and The Corporate Leader Program in March 2006.

Renato Torres de Faria

Born on January 11, 1962, and graduated in Mining Engineering.  From May 2002 to the present date he is the Financial Director and IRD of Andrade Gutierrez Concessões S.A.; Superintendent Director and Director of Dominó Holdings S.A., an investment carrier  company in Companhia de Saneamento do Paraná (SANEPAR); CEO and Director of Waterport, a company supplying water, and sewer collection and treatment in the Port of Santos. Director of Companhia de Saneamento do Paraná – SANEPAR. Director of Companhia de Concessões Rodoviárias S.A. – CCR; He is also Director of CEMIG. Since 2004 he works as Director of the AGSA real estate companies, among them Porto Real Resort and Marina Porto Real in Angra dos Reis – RJ, Parque Prado in Campinas – SP, Intermodal Terminals of Serra in Serra – ES, Flat Cidade Jardim in São Paulo – SP, Busca Vida Resort in Salvador – BA, Passenger Terminal in Uberlândia – MG, among others. And since February 2009 he works as Executive Superintendent of the AG-Angra Fund, which is a fund created by the companies Andrade Gutierrez S.A and Angra Partners, with its own resources and of some of the main pension funds in Brazil, for investment in infrastructure in Brazil. The actuation occurs through the weekly attendance in the Technical Committee, being one of the 5 Executive Superintendents of the AG-Angra Fund.

Paulo Roberto Reckziegel Guedes

Born on October 25, 1961, graduated in Civil Engineering at Universidade Federal do Rio Grande do Sul (Federal University of Rio Grande do Sul) in 1983 and completed the Business MBA in Fundação Dom Cabral, in Belo Horizonte, in 1997. He was Technical Helper in M. Roscoe S.A Engenharia Indústria e Comércio in 1982. In 1983 he joined Construtora Sultepa S.A., where he was Technical Helper in 1983, auxiliary engineer from 1983 to 1985, chief engineer from 1986 and 1987 and supervising engineer from 1987 to 1991. He held the position of operating superintendent of the Conesul Consortium, representing Construtora Sultepa from 1991 to 1993. Then he moved to Construtura Andrade Gutierrez S.A., where he held the position of concession project manager from 1993 to 1999. Since the year 2000, he holds the position of Business Development Director in our Company. He is also Director of AGC Participações, and he represents our Company in CCR, CEMIG, Dominó, Companhia Operadora de Rodovias, Water Port Board of Directors and he is a member of the Board of Directors of Light.

Zeinal Abedin Mahomed Bava

Born on 11/18/1965, he works as Chairman of the Board of Directors of PT Portugal, SGPS S.A., a Telecommunications company; Chairman of the Board of Directors of PT Comunicações a Telecommunications company, S.A.; Chairman of the Board of Directors of TMN – Telecomunicações Móveis Nacionais, S.A., a Telecommunications company; Chairman of the Board of Directors of Portugal Telecom, Inovação, S.A., a Telecommunications company; Chairman of the Board of Directors of PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A., a Telecommunications company; Chairman of the Board of Directors of PT Móveis – Serviços de Telecomunicações, SGPS S.A., a Telecomunicações company; Chairman of the Board of Directors of Portugal Telecom – Investimentos Internacionais, Consultoria Internacional, S.A., a Telecommunications company; Chairman of the Board of Directors of PT Participações, S.A., a Telecommunications company; Chairman of the Board of Directors of Fundação Portugal Telecom, a Telecommunications company; Chairman of the Executive Committee of Portugal Telecom, SGPS S.A., a Telecommunications company as of March 2008. He was the Chairman of the Board of Directors of PT Ventures, SGPS, S.A., a Telecommunications company, from November 2008 to July 2010. Previously he actuated as Chairman of the Executive Committee of TMN – Telecomunicações Móveis Nacionais, S.A., a Telecommunications company from December 2005 to May 2006. Previously he actuated as Chairman of the Board of Directors of PT Centro Corporativo, S.A., a Telecommunications company from March 2006 to April 2009. Previously he actuated as Chairman of the Board of Directors of PT – Sistemas de Informação, S.A., a Telecommunications company from September 2007 to April 2009. Previously he actuated as Chairman of the Board of Directors of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A., a Telecommunications company from February 2003 to June 2008. Previously he actuated as Chairman of the Executive Committee of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., a Telecommunications company from May 2003 to September 2007. Previously he actuated as Vice-President of the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A., a Telecommunications and Multimedia company from November 2002 to 2007. Previously, he was a Member of the Board of Directors of Brasilcel, NV, a Telecommunications company from December 2002 to October 2007. Previously he was the Chairman of the Board of Directors of TV Cabo Portugal, S.A., a Telecommunications company from March 2004 to September 2007. Previously he was the Chairman of the Board of Directors of PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A., a Telecommunications company until September 2007. Previously he was the Chairman of the Board of Directors of Lusomundo Cinemas, S.A., a Telecommunications company until September 2007. Previously he was the Chairman of the Board of Directors of PT Televisão por Cabo, SGPS, S.A., a Telecommunications company until September 2007. Previously he was a Member of the Board of Directors of Portugal Telecom Investimentos Internacionais, S.A., a Telecommunications company from April 2004 to April 2006. Previously he was the Chairman of the Board of Directors of PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A., a Telecommunications company from March 2004 to 2006. Previously he was a Member of the Board of Directors of PT Rede Fixa, SGPS S.A., a Telecommunications company from March 2006 to June 2009. Previously he was a Member of the Board of Directors of PT Sistemas de Informação, S.A., a Telecommunications company from May 2004 to April 2006. Previously he was a Member of the Board of Directors of PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A., a Telecommunications company from June 2003 to April 2006. Previously, Mr. Zeinal Abedin Mahomed Bava was the Chairman of the Board of Directors of Previsão – Sociedade Gestora de Fundos de Pensões, S.A., a Pension Fund Management company, from March 2003 to October 2007. Previously he was the Chairman of the Board of Directors of Lusomundo Audiovisuais S.A., an audiovisual company until September 2007. Previously he was a Member of the Board of Directors of Páginas Amarelas, S.A., an Information company from January 2004 to May 2005. Previously he was a Member of the Board of Directors of PT Compras – Serviços de Consultoria e Negociação, S.A., a Telecommunications company from May 2003 to 2005. Previously he was a Member of the Board of Directors of CRT Celular Participações, S.A., a Telecommunications company from 2003 to 2005. Previously he was a Member of the Board of Directors of Tele Sudeste Participações, S.A., a Telecommunications company from 2003 to 2005. Previously he was a Member of the Board of Directors of Tele Leste Participações, S.A., a Telecommunications company from 2003 to 2005. Previously he was a Member of the Board of Directors of Tele Centro Oeste Celular Participações, S.A., a Telecommunications company from 2003 to 2005. Previously he was a Member of the Board of Directors of Portugal Telecom Brasil, S.A., a Telecommunications company from July 2002 to March 2004. Previously he was a Member of the Board of Directors of BEST – Banco Electrónico de Serviço Total, S.A., a financial institution from May 2001 to October 2004. Previously he was a Member of the Board of Directors of Telesp Celular Participações, S.A., a Telecommunications company from April 2001 to December 2003. Previously he was Vice-President of the Board of Directors of PT Ventures, SGPS S.A., a Telecommunications company from 2000 to 2002. Previously he was Executive Director and Relationship Manager of Merrill Lynch & Co. Inc., a financial institution, for Portugal Telecom, from 1998 to 1999. Previously he was Executive Director and Relationship Manager of Deutsche Morgan Grenfell & Co., a financial institution, for Portugal Telecom, from 1996 to 1998. Previously he was Executive Director of SBC Warburg Dillon Read & Co., a financial institution from 1989 to 1996. He is graduated in Electronic and Electrotechnical Engineering in the University College London.

Shakhaf Wine

Born on 06/13/1969, graduated in Economy at PUC, Pontifícia Universidade Católica, of Rio de Janeiro (Pontifical Catholic University of Rio de Janeiro). He works as CEO and Chairman of the Board of Directors of Portugal Telecom Brasil S.A. as of April 2005; Member of the Board of Directors of Mobitel S.A. since June 2006; Chairman of the Board of Directors of Mobitel S.A. since August 2008; Chairman of the Board of Directors of PT Multimédia.com Brasil Ltda.; Member of the Board of Directors of Brasilcel N.V. since March 2004; Vice-President of the Board of Directors of Brasilcel N.V. since August 2008, and Chairman of the Control Committee of Brasilcel N.V. since 2006. He was a Member of the Board of Directors of Vivo Participações S.A. from March 2004 to September 2010; Vice-President of the Board of Directors of Vivo Participações S.A. from August 2008 to September 2010; Member of the Board of Directors of Universo Online S.A. from July 2005 to January 2011. Previously he actuated as a Member of the Board of Directors of PT Investimentos Internacionais – Consultoria Internacional S.A., a Consultancy company from May 2006 to March 2009. Previously he was a Member of the Board of Directors of PT Participações SGPS S.A., a Telecommunications company from March 2008 to March 2009. Previously he was a Member of the Board of Directors of PT Móveis - Serviços de Telecomunicações SGPS S.A., a Telecommunications company from May 2006 to March 2009. Previously he was a Member of the Board of Directors of PT Ventures SGPS S.A., a Telecommunications company from May 2006 to March 2009. Previously he was a Member of the Board of Directors of Tele  Centro Oeste Celular Participações, S.A., a Telecommunications company from March 2004 to October 2006. Previously he was a Member of the Board of Directors of Tele Sudeste Celular Participações, S.A., a Telecommunications company from March 2004 to February 2006. Previously he was a Member of the Board of Directors of Tele Leste Participações S.A., a Telecommunications company from July 2005 to February 2006. Previously he was a Member of the Board of Directors of Celular CRT Participações S.A., a Telecommunications company from March 2004 to February 2006. Previously he was a Member of the Board of Directors of Banco1.net S.A., a financial institution from April 2003 to July 2004. Previously he was a Member of the Board of Directors of PT Multimédia.com Participações Ltda., a Telecommunications company from April 2005 to November 2007. Previously he was Director of the Investment Bank and responsible for the relationship with European corporate clients in the group of Global Telecommunications of Merrill Lynch International, a financial institution, from 1998 to 2003. Previously he was Senior Associated Director in the Latin America departments and Telecommunications Groups of Deutsche Morgan Grenfell & Co., a financial institution, from 1993 to 1998. Previously he was an interbank exchange Trader and dealer of Banco Central do Brasil in Banco Icatu, a financial institution from 1991 to 1993.

Board of Directors (Substitutes):

Ricardo Antônio Mello Castanheira.

Born on June 6, 1955, he graduated in Civil Engineering at Universidade Federal de Minas Gerais (Federal University of Minhas Gerais) in 1980, completed his post-graduation studies in Financial Management at UNA in 1982 and MBA in Business Administration at USP in 1999. He worked as Latin America Coordination Director until May 2007 and from May 2007 to August 2008 as Operations Director for Argentina in Construtora Andrade Gutierrez S.A., a company of the group Andrade Gutierrez S.A. focusing on heavy infrastructure construction, in the markets of Brazil and Latin America. Subsequently he was Chairman of the Board of Directors of Georadar Levantamentos Geofísicos S.A., from October 2009 to December 2010, a Company actuating in the Oil and Gas market, focusing on Onshore Seismic Services, Diagnosis and Environmental Mitigation, Offshore Services and Environment and support to exploration Engineering, Mining undertakings. A company controlled by AG Angra Gestão de Informações e Investimentos Ltda, Sergep Serviços Especializados Ltda. and Rio Forte Óleo, Gás e Mineração S.A. Subsequently from September 2008 to December 2010, he was a member of the Executive Committee representing the concerns of Andrade Gutierrez Participações S.A., AG Angra Gestão dc Informações e Investimentos Ltda, a controlled company of Andrade Gutierrez Participações S.A. manager of Investment Funds in Interests, FIP’s, dedicated to infrastructure, also merged by the partners, Angra Partners Gestão de Recursos and Assessoria Financeira Ltda., Celso Fernandez Quitella and Aconcágua Investimentos e Participações Ltda. Since September 2008 he works as Business Development Manager in AG Concessões S.A., a company of Group Andrade Gutierrez S.A. focusing on investments and operation through Roads, Airports, Ports, Power, Sanitation and other infrastructure. He is also Substitute Counselor of Companhia Energética dc Minas Gerais — CEMIG and CCR SA Concessões de lnfraestrutura de Transporte.

Paulo Marcio de Oliveira Monteiro.

Born on 10/24//1958, he works as Financial Manager of Andrade Gutierrez Concessões SA, a company in the field of Infrastructure Concessions since March 2003. As representative of Andrade Gutierrez Concessões SA, he was Advisor of the Financial Board of Directors of Sanepar, a company in the field of supply, collection and treatment of water, from January 2000 to February 2003. Previously he worked from April 1998 to December 1999, as Commercial Manager; and from February 1994 to March 1998, as Design Manager of Construtora Andrade Gutierrez SA, a company in the field of Heavy Construction. Andrade Gutierrez SA integrates the economic group OI through AG Telecom Participações SA, a shareholder of Telemar Participações SA. Currently Paulo Marcio de Oliveira Monteiro is a substitute Member of the Board of Directors of Companhia Energética de Minas Gerais - CEMIG, a company in the field of Generation, Transmission and Distribution of Electric Power. He graduated in Civil Engineering at Universidade Federal de Minas Gerais in December 1981, with Master’s Degree in Finances given by Instituto Tecnológico de Monterrey - ITESM, Mexico City, in December 1998; with an MBA degree by Universidade de São Paulo – USP, in April 1998; and with post-graduation degree in Companies’ Direction by Universidade Panamericana - IPADE, Mexico City, in June 1996.

José Renato de Camargos

Born on December 1, 1955, graduated in Civil Engineering at Universidade Federal de Minas Gerais (Federal University of Minas Gerais) in 1978. From 1977 to 1979, he joined Construtora Martins & Klein as Head of the Bidding Department. In 1982 he joined Construtora Mendes Júnior SA in the position of Head of Bidding Department. In May 1989 he moved to Construtora Andrade Gutierrez holding the position of New Projects Development Manager. In December 1999 he joined Azurix do Brasil, a company of the Enron group, as Vice-President of Concession and then as President. In July 2002 he returned to Andrade Gutierrez Concessões as Project Manager where he develops projects in Brazil and abroad. Presently he is a member of the board of some affiliates of AGC: Water Port in the Port of Santos, Quiport in Ecuador and AERIS in Costa Rica.

Abilio Cesário Lopes Martins

Born on 08/16/1971, he works as a Member of the Board of Directors of PT Comunicações, TMN and PT Prime; Chairman of the Board of Directors of PT Contact; Member of the Board of Directors of PT Brasil; and Member of the Board of Directors of PT SGPS. He was Brasilcel Administrator from 2007 to 2010. Previously he worked as a Member of the Board of Directors of PT.Com from 2006 to 2008.

Nuno José Porteiro Cetra

Born on 05/26/1963, he works as CEO of PT Contact – Telemarketing e Serviços de Informação S.A. since 2009 and as Chairman of the Board of Directors of Contact Cabo Verde, S.A. He was an administrator of PT PRO- Serviços Administrativos e de Gestão Partilhados, S.A. from 2003 to 2008. Previously he actuated as Planning Director of Group PT SGPS in 2002; Director of Service Line Strategy & Business Architecture of Accenture from 1998 to 2002; Senior Analyst of Group Caixa Geral de Depósitos from December 1994 to May 1998; Director of Banexi Portugal from 1991 to 1994; Senior Advisor of Deloitte Ross Tohmatsu in 1991; and Senior Auditor of Arthur Andersen, S.A from 1988 to 1991. He graduated in Business Administration and Management at Universidade Católica Portuguesa (Portuguese Catholic University) in 1988, with an MBA degree in International Management at Universidade Católica Portuguesa in 1997.

b.   Description of any one of the following events that have may have occurred during the past 5 years: i; Any criminal condemnation; ii. Any condemnation in CVM administrative proceeding and the applied penalties; iii. Any condemnation passed in rem judicatum within the legal or administrative sphere, that has suspended or disabled him for the practice of any professional or commercial activity:

Not applicable.

12.9     Notify on the existence of marital relationship, stable union or kinship up to the second degree between:

a.    Administrators of the issuer

None.

b.   (i) Administrators of the issuer and (ii) direct or indirect administrators of controlled companies of the issuer.

None.

c.    (i) Administrators of the issuer or of its direct or indirect controlled companies, and (ii) direct or indirect controlling companies of the issuer.

None.

d.   (i) Administrators of the issuer and (ii) administrators of the direct and indirect controlling companies of the issuer.

Familiar Relationship among the Administrators, as well as among the Administrators and the Controlling Shareholders of the Company.

Pedro Jereissati, Director of the Company, is the son of Carlos Francisco Ribeiro Jereissati and brother of Carlos Jeresissati, directors of Companhia Pedro Jereisssati.

12.10   Notify on subordination, service rendering or control relationships kept in the past 3 fiscal years, among administrators of the eissuer and:

a.    A company controlled, directly or indirectly by the issuer

Not applicable to the Company.

b.   Direct or indirect issuer’s controller

Fernando Magalhães Portella is the CEO of Jereissati Participações, a holding of Grupo Jereissati.

Renato Torres de Faria is the CFO and IRD of Andrade Gutierrez Concessões S.A.;

Paulo Roberto Reckziegel Guedes holds the position of Business Development Director in Construtura Andrade Gutierrez S.A.;

Ricardo Antônio Mello Castanheira holds the position of Business Development Director in AG Concessões S.A., a company of Grupo Andrade Gutierrez S.A.;

Mr. Paulo Marcio de Oliveira Monteiro acts as Financial Manager for Andrade Gutierrez Concessões SA, a company in the business of Infrastructure Concessions.

Mr. José Renato de Camargos is the Project Manager, developing projects in Brazil and abroad for Andrade Gutierrez Concessões, a company of the Grupo Andrade Gutierrez S.A.;

c.   If relevant, supplier, client, debtor or creditor of the issuing party, of its controlled company(ies) or controlled company of any of these persons

Not applicable to the Company.

CVM - SECURITIES EXCHANGE COMISSIONS

CONTAX PARTICIPAÇÕES S.A.

Open Company

CNPJ/MF n. 04.032.433/0001-80

NIRE 33.300.275.410

 CVM Registry n. 19100

REFERENCE FORM – Item 13

Base Date: 12.31.2010

In compliance to the provisions of Ordinance CVM n. 481/2009, the Company makes item 13 of the Reference Form available regarding the fiscal year ended on December 31st, 2010

13.1 Policy and practice of remuneration of the Board of Directors, of the statutory and non-statutory board, of the audit committee of the statutory committee and of the auditing, risk, financial and remuneration committees:

a.    Purposes of the policy or remuneration practice

            The remuneration policy of Contax Participações S.A. aims at establishing the salary for its Administrators, which is compatible to their responsibilities regarding position and market practices.

Board of Directors and Audit Committee:

            The remuneration policy of members of the Board of Directors and Audit Committee is based on market practices, aiming at contracting and ensuring the permanence of highly qualified professionals in Administrating the Company. The remuneration is based on the payment of the fixed monthly compensation for each member of the Committees and Boards.

Statutory and non-Statutory Board of Directors:

            First, it should me mentioned that presently, the members of the Statutory Board of Contax Participações S.A. are the same as  its controlled company, Contax S.A., and they receive the fixed and variable remuneration exclusively through its controlled company - Contax S.A.

            Besides the fixed remuneration, practices are established in order to maintain and motivate the qualified professionals, and to motivate the obtainment of high performance patterns, through financial compensation. This policy reconciles long, medium and short term objectives.

            Practices of variable remunerations make possible the establishing goals. The objective is to align and concentrate efforts aiming at the betterment of the operational and financial performance of the Company. The main reason for this practice is to bind the financial compensation to the attainment of an established income. The reception of this quota of remuneration is bound to the attainment of previously negotiated goals.

            In addition, some options of purchase of common shares of Contax Participações S.A. were granted to some of the Directors, to be exercised according to the terms and conditions established in the Shares Purchase Option Plan approved in the Extraordinary Shareholders Meeting of Contax Participações S.A. held on April 16, 2007 (“Shares Purchase Option Plan” or “Plan”).

            Thus, the remuneration of Directors is formed by the fixed part (salary); the variable part (interest in outcomes) related to goals; and, for some Directors, the remuneration based on shares, resulting from options granted through the Share Purchase Plan. Besides that, they are entitled to fringe benefits such as medical and dental plans, among others.

b.    Composition of the remuneration

(i)       Description of the elements of the remuneration and their specific aims

1.                  Fixed remuneration: base salary (board of directors, audit committee, statutory and non-statutory board of directors).

Purpose: Recognize and reflect the value internally granted to the position (Company) and externally (market);

2.                  Short-term variable remuneration: Interest in the income (statutory and non-statutory board of directors).

 Purpose:: Bind the remuneration to the attainment of determined outcomes, rewarding the attainment and the overcoming of Company goals.

3.                  Long-term and medium term incentives: Shares Purchase Option Plan (some statutory Directors).

 Purpose:: Attract executives to the Company, as well as to keep them in the Company, and obtain a larger alignment of interests of the executives of the Company with the interests of shareholders and sharing of stock market risks. With that, we seek an increase of the value of the Company in the stock market.

4.                  Benefits: medical, dental plan, day care center support, among others (statutory and non-statutory board of directors).

 Purpose: Supplement benefits of social security, equating to the market;

(ii)     Rate of each element of total remuneration in 2010:

1.                  Board of Directors and Audit Committee: 100% Fixed remuneration.

2.                  Statutory Board of Directors: 50% Fixed remuneration and 50% Long-term and Medium term Variable Remuneration.

3.                  Non-statutory Board of Directors: 100% Fixed remuneration.

Methodology of calculation and readjustment of each one of the elements of the remuneration

In relation to the fixed remuneration, market surveys are made in order to recognize and reflect the value of the position (evaluated by HAY methodology), according to budget propositions and seeking the maintenance of internal balance.

The program of interest in outcomes for executives bears two parts, being: (i) the Company income and (ii) the individual performance. The income of the Company is determined based on four indexes, ΔEVA (Economic Value Added), Revenue, Contracting Client Satisfaction Survey and Quality Appraisal. The individual part refers to the goals attained, outspread and contracted at the beginning of the fiscal year.

The remuneration of the Board of Directors and Audit Committee are defined in the shareholders meeting.

(iii)   Justifications for the composition of the remuneration

Aiming at stimulating its Directors to seek results that attain or overcome the goals established by the Board of Directors, the significant part of the remuneration is based on the variable component (short, medium and long-termed), coupled up to the goals.

c.    Main performance indexes taken into account in determining each element of the remuneration

              Regarding the fixed remuneration, the Company aims at establishing a salary compatible with the responsibilities of the position and market practices. Referring to the variable remuneration, the main indexes analyzed are: ΔEVA (Economic Value Added), Revenue, Contracting Client Satisfaction Survey and Quality Appraisal.

d.   How remuneration is structured in order to reflect the evolution of performance indexes

            Indexes of the variable remuneration are monthly followed-up and the verification of final income is made during the year subsequent to the fiscal year.  Each index bears the specific weight which, weighed, consolidates the total variable remuneration.

e.    How Policy or Remuneration Practice aligns with Company short, medium and long-term interests

            Each element of the remuneration bears the short, medium and long-term role. Since there is a strong connection to outcome, the Company ensures the sustainable remuneration, which is at the same time compatible to Company means and stimulating to the improvement of results. The variable remuneration bearing the significant weight in the remuneration of Directors is directly bound to the outcomes of three Contax strategic long-term pillars, which are: Quality, Profitability and Growth. As explained in item 13.1 b (iii), the interest of outcomes annually distributed among Directors is determined by the attainment of its individual appraisal scores associated to the scores globally attained by the Company. Both individual scores and Company scores are directly related to the three pillars mentioned above (Quality, Profitability and Growth), which, being attained, align with the interests of the issuing party.

f.     Existence of Remuneration supported by subsidiaries, controlled or direct or indirect controllers

Presently, the members of the Statutory Board of Directors of Contax Participações S.A. are the same of its direct controlled Contax S.A. and they receive the variable and fixed remuneration exclusively through it's controlled, Contax S.A.

g.    Existence of a remuneration or benefit connected to the occurrence of the specific partnership event, such as alienation of the corporate control of the Company

            The Shares Purchase Option Plan establishes that, in the event of change of the corporate control of the Company (using the one existing on the date of approval of the Plan), the Beneficiary shall be entitled to exercise the equivalent to 50% of its options within 90 (ninety) days, as of the date of the event, independently from (i) the eventual elapse of the initial grace period established by the Contract Program, and (ii)  of its permanence as manager or employee of the Company.

13.2     Remuneration recognized in the income of the last fiscal year and remuneration forecasted for the current fiscal year for the board of directors, of the statutory board of directors and of the audit committee

2009	Board of Directors	Audit Committee	Statutory Board of Directors*	Total
Number of Members **	21,1	4,5	4,5	30,1
Annual Fixed Remuneration (thousand R$)	1,073.3	113.4	-	1,186.7
Salary/Compensation	1,073.3	113.4	-	1,186.7
Direct and Indirect Benefits	-	-	-	-
Participation in Committees	-	-	-	-
Other	-	-	-	-
Variable Remuneration (thousands R$)	-	-	-	-
Bonus	-	-	-	-
Interest in Income	-	-	-	-
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	-	-	-
Benefits after employment (thousand R$)	-	-	-	-
Remuneration based on shares (thousand R$)	-	-	9,995.0	9,995.0
Total Remuneration (thousand R$)	1,073.3	113.4	9,995.0	11,181.7

* See item 13.15
** the number of members of each organ corresponds to the annual average of the number of members

2010	Board of Directors	Audit Committee	Statutory Board of Directors*	Total
Number of Members **	23,0	5,1	4,0	32,1
Annual Fixed Remuneration (thousand R$)	1,210.4	130.5	-	1,340.8
Salary/Compensation	1,210.4	130.5	-	1,340.8
Direct and Indirect Benefits	-	-	-	-
Participation in Committees	-	-	-	-
Other	-	-	-	-
Variable Remuneration (thousands R$)	-	-	-	-
Bonus	-	-	-	-
Interest in Income	-	-	-	-
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	-	-	-
Benefits after employment (thousand R$)	-	-	-	-
Remuneration based on shares (thousand R$)	-	-	2,445.0	2,445.0
Total Remuneration (thousand R$)	1,210.4	130.5	2,445.0	3,785.8

*See item 13.15
**The number of members of each organ corresponds to the annual average of number of members of each organ verified each month.

2011	Board of Directors	Audit Committee	Statutory Board of Directors*	Total
Number of Members **	24,0	5,0	4,0	33,0
Annual Fixed Remuneration (thousand R$)	1,258.1	135.6	-	1,393.7
Salary/Compensation	-	-	-	-
Direct and Indirect Benefits	-	-	-	-
Participation in Committees	-	-	-	-
Other	-	-	-	-
Variable Remuneration (thousands R$)	-	-	-	-
Bonus	-	-	-	-
Interest in Income	-	-	-	-
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	-	-	-
Benefits after employment (thousand R$)	-	-	-	-
Remuneration based on shares (thousand R$)	-	-	1,229.9	1,229.9
Total Remuneration (thousand R$)	1,258.1	135.6	1,229.9	2,623.6

*See item 13.15
**The number of members of each organ corresponds to the annual average of number of members of each organ verified each month.

13.3     The variable remuneration of the last fiscal year and the one forecasted for the current fiscal year of the Board of Directors, of the Statutory Board of Directors and of the Fiscal Committee creates the following table:

C

Variable Remuneration - Interest in the Income
2009	Board of Directors	Audit Committee	Statutory Board of Directors*
Number of Members**	21,1	4,5	4,5
Minimum value Forecasted	-	-	-
Maximum Value Forecasted	-	-	5,409.6
Value forecasted if the goals established were attained	-	-	1,803.2
Recognized value in income (in R$ thousands)	-	-	3,500.0
*As mentioned in item 13.1 f, the variable remuneration of the statutory Board of Directors of Contax Participações S.A. was totally supported by its controlled company, Contax S.A., therefore, the expenses above were recognized in the controlled.
**The number of members of each organ corresponds to the annual average of the number of members of each organ, verified monthly.

Variable Remuneration - Interest in the Income
2010	Board	Audit Committee	Statutory Board of Directors*
Number of Members**	23,0	5,1	4,0
Minimum Value Forecasted	-	-	-
Maximum Value Forecasted	-	-	6,228.6
Value forecasted if established goals were attained	-	-	2,076.2
Value recognized in income (in thousand R$)	-	-	-

 *As mentioned in item 13.1 f, the variable remuneration of the statutory board of directors of Contax Participações S.A. was totally supported by its controlled company Contax S.A., therefore the expense above is recognized in the controlled party
**The number of members of each organ corresponds to the annual average of the number of members of each organ verified each month.

Variable remuneration forecasted for 2011:

Variable Remuneration – Interest in the Income
2011	Board of Directors	Audit Committee	Statutory Board of Directors*
Number of Members **	-	-	4,0
Minimum Value Forecasted	-	-	-
Maximum Value Forecasted	-	-	6,330.0
Value forecasted if the goals established were attained	-	-	2,110.0
Value recognized in the income (in thousand R$)	-	-	-

*As mentioned in item 13.1, the variable remuneration of the statutory board of directors of Contax Participações S.A. was totally supported by its controlled Contax S.A., therefore the expense above will possibly be recognized in the controlled.

** The number of members on each body is equal to the annual average of the number of members of each body taken on a monthly basis

*** The variable remuneration depends on the result of the Company throughout the year and as such, the expenses referring to 2011 annual term cannot be anticipated

13.4     Remuneration Plan based in shares of the Board of Directors and of the Statutory Board of Directors in force during the last fiscal year and forecasted for current fiscal year:

a.    General Terms and Conditions:

            The Shares Purchase Option Plan of the Company is set forth in the By-Laws of the Company and it was approved in the Extraordinary Shareholders Meeting of Contax Participações S.A. held on April, 16 2007.

            The Plan is administered by the Managing Committee (Committee) formed by 3 (three) members of the Board of Directors, one of them necessarily an effective member of the same Board.

         The Committee creates, periodically, Shares Purchase Option Plans (Programs) where there is the definition of Beneficiaries, the total number of shares to be granted by the Company, the division of the granting in lots, the price of exercise, the terms for the exercise of the option, eventual restrictions to shares received by the exercise of option and provisions on penalties.

         The Committee can aggregate new Beneficiaries to the Programs on course, determining the number of shares the Beneficiary is entitled to acquire and adjusting the Price of Exercise.

            Managers and employees of managerial level of the Company and of its controlled companies ("Beneficiaries") are illegible to participate the Plan.

b.   Main aims of the plan

The Plan bears the aim of attracting executives for the Company or for its controlled companies, as well as to maintain them and obtain a better alignment of interests of the executives of the Company with the interests of the shareholders and the sharing of risks of the stock market.

c.    How the plan contributes for these aims

Since most options are available for exercise and alienation in medium and long-term, the Beneficiaries of the plan are strongly encouraged to remain longer in the Company, seeking more sustainable and long-term results.

d.   How the plan inserts itself in the remuneration policy of the Company

As explained in item 13.1.b, the Plan is a significant integrant part of the total remuneration package of the Beneficiaries.

e.    How the plan aligns the interests of the managers of the Company in short, medium and long-term.

The Plan aligns Beneficiaries' and Company's interests once the gain obtained by Beneficiaries is directly proportional to the market price of shares in force at the time of its alienation by Beneficiaries,  and obtained through the Plan. This is a strong stimulus to management practices that result in better outcomes in short, medium and long-term, and that shall contribute to the increase of the value of shares of the Company in the future.

f.     Maximum number of shares comprised

According to the Plan in force approved in the Extraordinary Shareholders Meeting held on April 16, 2007, granting of options shall always comply with the maximum limit of 5% (five percent) of the total shares of the Company capital stock, at the time of the approval the Option Plan.

g.    Maximum number of options to be granted

The First Shares Purchase Option Program and its respective regulation approved by the Managing Committee of the Option Plan of Contax, on June 20, 2007, has established the total amount corresponding to common shares, on that date, to 1,9% of the capital stock of the Company, equivalent to 1,400,000 common shares.

The Second Shares Purchase Option Program and its respective regulation approved by the Managing Committee of the Contax Option Plan, on August 31st 2010, established the total amount corresponding in common shares to the 3,1% of the stock capital of the Company, at the time of the approval of the plan, equivalent to  2,244,611 common shares.

h.   Conditions for acquisition of shares

The First and Second Shares Purchase Option Program establish that the options can be exercised by the beneficiary in 4 (four) equal annual lots, each one of them equivalent to 25% of the total of the option granted (“Annual Lots”), within the consecutive term of 1 year as of the date of the grace period of the option of the respective lot.

i.      Criteria for establishment of acquisition or fiscal year price

The First Shares Purchase Option Program established, on June 20, 2007, that the exercise price for the 4 (four) Annual Lots would be corresponding to the average value of the shares within the last 30 exchange cries of the São Paulo Stock Market (BOVESPA) previous to the date of option granting (April 16, 2007), with the rebate of 15%, as authorized by the Plan. The value verified was of R$ 12.80 (indexed value by the events of grouping and spread out of the period) which would be indexed by IGPM (General Price Index – Market), until the date of each respective fiscal year.

Due to drastic changes in the conditions of the market occurred in 2008 and to the goal to maintain the appeal of the Plan to the  Beneficiaries, it was decided on the 2nd Meeting of the Managing Committee of the Shares Purchase Option Plan, held on September 3, 2009, that the price of exercise of the 2nd, 3rd and 4th Annual Lots would be R$ 11.25 (value indexed by the events of grouping and spread out of shares), and that it would be indexed by IPCA until the date of each respective fiscal year.

The Second Shares Purchase Option Program established, on August 31, 2010, that the price of exercise for its 4 (four) Annual Lots would be corresponding to the average value of shares within the last 30 exchange cries of the São Paulo Stock Exchange (BOVESPA) previous to the date of option granting (the 1st grant on August 31st, 2010 and the 2nd grant on December 1st, 2010), with the rebate of 15%, the authorized by the Plan. The value verified at the 1st granting was of R$ 25.00 while at the 2nd granting, it was of  R$ 27.29 when both shall be indexed by the IPCA (Wide Index of Prices to Consumers), until the date of  each respective fiscal year.

j.     Criteria for establishment of the term of exercise:

For the First Program, the Annual Lots can be totally or partially exercised until the final and extinguishing term of 4 (four) years as of the date when each Annual Lot can be exercised, according to the terms of the respective Program, defined in conditions set forth in item 13.4.h. After the expiration of this term, the beneficiary shall lose its right to exercise the option regarding Annual Lots.

For the Second Program,  Annual Lots can be exercised in total or partially until the final and extinguishing term of term of 4 (four) years as of the date when each Annual Lot can be exercised, according to the terms of the respective Program, defined in the conditions set forth in item 13.4.h. After the expiration of this term, the beneficiary shall lose its right to exercise the option regarding Annual Lots.

k.   Form of Liquidation

In kind and within 15 days of the date of exercise of options.

l.      Restrictions to assignment of shares

The period of unavailability, when shares acquired by both Plans cannot be alienated, or in any other form assigned to third parties, is set of one (1) year as of the date of the initial grace period of the respective Annual Lot Option.

m.   Criteria and events which, when verified, shall result in suspension, change or extinction of the plan

In the event of destitution or dismissal of the Beneficiary by reason that would import in just cause by labor laws, all options non-exercised shall be expired , without indemnification, whether if grace periods shall elapse or not. The restriction period for the alienation of shares defined item 13.4.l shall remain in force.

In the event of  destitution or dismissal that is not by reason of just cause, resignation, or retirement of the Beneficiary, the following provisions shall be observed: a) options, which initial periods of grace have not passed shall be extinct without indemnification; b) options, which initial periods of grace have already passed can be exercised within 90 (ninety) days as of the event originating the end of mandate, or until the end of the term for exercise of the option, if there remains a term inferior the 90 (ninety) days; c) the restriction period for alienation of Shares referred in item 13.4.l shall remain in force for options of shares of the First Program. For the Second Program, the shares resulting from the options exercised according to item “b” shall be free and unencumbered to be sold by the Beneficiary at any time, extinguishing for this matter, the provision of the item “c” above-mentioned.

If the Beneficiary shall pass away or become permanently disabled, unable to exercise its position in the Company, the rights resulting from the option shall be extended to his or her heirs and the options can be exercised, if the initial grace periods have elapsed or not, for the period of 5 (five) years as of the date of death or of permanent disability. The option can be totally or partially exercised, with payment at sight, and heirs or successors entitled to shares shall receive their part, according to will provisions or by the provisions in the respective scroll. The shares to be exercised by heirs or successors of the Beneficiary shall be free and unencumbered for selling, at any time.

In the event of dissolution, change, incorporation, merge, split or reorganization of the company, in which the Company shall not become the remaining association,  the Plan shall be terminated and any option granted until that time shall be extinguished, except if, in connection to such operation (and when possible): (i) the Board of Directors or the Committee, as the case may be, approve the anticipation of the final period for the exercise of the option of the Programs in force, or (ii) written evidence is provided stating that the permanence of the Plan is made and the assumption that the options granted to that date shall be substitute for new options, and  that the succeeding Company or its affiliate or subsidiary shall make the adequate adjustment in number and price of shares, and in this event, the Plan shall continue as provided.

n.   Results of the withdrawal of the administrator of the organs of the issuing party on its rights set forth in the remuneration plan based on shares

In the event of destitution or dismissal of the Beneficiary by reason that would import in just cause by labor laws, all options non-exercised shall expire, without indemnification, whether if grace periods shall elapse or not. The restriction period for the alienation of Shares defined item 13.4.l shall remain in force.

In the event of  destitution or dismissal that is not by reason of just cause, resignation, or retirement of the Beneficiary the following provisions shall be observed: a) options which initial periods of grace have not elapsed shall be extinct without indemnification; b) options, which initial periods of grace have already passed can be exercised within 90 (ninety) days as of the event originating the end of mandate, or until the end of the term for exercise of the option, if there remains a term inferior to 90 (ninety) days; c) the restriction period for alienation of Shares referred in item 13.4.l shall remain in force for options of shares of the First Program. For the Second Program, the shares resulting from the options exercised according to item “b” shall be free and unencumbered for selling by the Beneficiary at any time, thus extinguishing, for Program 2010, the provision of the item “c” above-mentioned.

13.5.    Shares, in Brazil or abroad, and other securities convertible in shares, issued by the Company, its direct or indirect controllers, controlled societies or under common control by members of the Board of Directors, of the statutory board of directors or by audit committee, grouped by organ, at the date of closing of the last fiscal year:

	Shares directly held		Shares indirectly held
Group and connected persons	Common	Preferred	Common	Preferred
Controller	15,259,329	3,880,666	-	-
Board of Directors	12,258	10,200	-	-
Audit Committee	-	200	-	-
Statutory Board of Directors	-	-	-	-
Position on 12/31/2010

13.6.    Regarding the remuneration of the board of directors and of the statutory board of directors, based on shares recognized as a result from the last fiscal year and forecasted for the current fiscal year

Organ	Date of Granting	Term for Shares to become avaiable for exercise	Number of Members	Quantity of Options Granted	Maximum Team to Exercise Options	Restriction Term for Shares Assignment	Average Price of exercise R$	Fair Value of Options
Statutory Board of directors	Options Granted on 04/16/2007	4/16/2007	1	250.000	1/10/2011	16/4/2008	12.8[1]	3.53
		10/1/2007	3	350.000	1/10/2011	1/10/2008	12.8[1]	3.53
		10/1/2008	3	350.000	1/10/2012	1/10/2009	11.25[2]	9.33
		10/1/2009	3	350.000	1/10/2013	1/10/2010	11.25[2]	9.33
		10/1/2010	2	100.000	1/10/2014	1/10/2011	11.25[2]	9.33
Total/Average				1,400,000			11.91	6.84
Updated numbers considering the grouping and spread out of 01/15/2010, according to GSM of 11/13/2009.
1Average prices of exercise are corrected by IGP-M to the date of exercise
2Average prices of exercise are corrected by IPCA to the date of exercise.

2nd Program (2010)

1st grant:

Organ	Granting Date	Term for options become Possible to be exercised	Number of Members	Quantity of Options Granted	Maximum Team for Exercise of Options	Restriction Term for assignment of Shares	Average Price of Exercise R$[1]	Fair value of Options
Statutory Board of Directors	Options Granted on 08/31/2010	1/10/2010	6	185,000	1/10/2018	1/10/2011	25.00	6.84
		1/10/2011	6	185,000	1/10/2018	1/10/2012	25.00	8.19
		1/10/2012	6	185,000	1/10/2018	1/10/2013	25.00	9.23
		1/10/2013	6	185,000	1/10/2018	1/10/2014	25.00	9.88
Total/Average				740,000			25.00	8.54
[1]Average prices of exercise are corrected by IPCA until the date of the exercise

2nd Grant:

Organ	Granting Date	to become possible to be exercised	Number of Members	Quantity of Options Granted	Maximum Team for Exercise of Options	Restriction Term for assignment of Shares	Average Price of Exercise R$[1]	Fair value of Options
Statutory Board of Directors	Options Granted on 01/12/2010	1/12/2010	1	12,500	1/10/2018	1/12/2011	27.29	4.46
		1/10/2011	1	12,500	1/10/2018	1/10/2012	27.29	6.99
		1/10/2012	1	12,500	1/10/2018	1/10/2013	27.29	8.79
		1/10/2013	1	12,500	1/10/2018	1/10/2014	27.29	9.84
Total/Average				50,000			27.29	7.52
[1]Average prices of exercise are corrected by IPCA until the date of exercise

If all the options granted and not exercised are totally exercised, including the options referring to  Programs 2007 and 2010, the maximum percentage  of dilution shall be of 1,97%.

On September 04, 2009, the managing Committee approved the following changes in the format of Program 2007, maintaining the conditions already set forth: (a) adjust the number of options granted to beneficiaries of Program 2007, in face of the grouping of the shares of the Company, at the rate of 20 shares for 1 share, approved by Extraordinary Shareholders Meeting of October 17, 2007; (b) adjust the price of exercise of the options of R$ 51.20 to R$ 45.00; (c) change the indexation of the price of exercise of the options of IGP-M for IPCA, to be applied on the price of exercise of the next Annual Lots of Program 2007; (d) provide for the extinction of the obligation of  reserving a minimum value of the annual bonus to purchase shares resulting from options, which initial period of grace has already elapsed.

The changes described above are applicable from the Second lot of the Program 2007, whether the respective initial grace periods  of the corresponding Annual Lots have elapsed or not .

In September 2009, R$5,370 were registered resulting from the effects of the changes of the Program 2007. The expense  referring to the fair value of the options granted and recognized in the 2009 results, according to the period elapsed for acquisition of the right of the options, was R$ 9,995 (2008 - R$ 128).

In 2010, the expense referring to fair value of the options granted and recognized in the income of the year, according to the period elapsed for acquisition of the right of exercise of the options, was R$ 2,689.

In 2011, the forecast for the expense of the income of the year, according to the period elapsed for acquisition of the right to exercise the options, is R$ 2,782.

13.7.    Regarding open options of the Board of directors and of the statutory board of directors at the end of the last fiscal year, create a table with the following content:

Organ	Granting Date	Term date for Options become/has become possible of exercise	Number of Members	Quantity of Options Granted	Maximum Term for Exercise of Options	Restriction Term for Assignment of Shares	Average Price of Exercise at the Date of Grant (R$)[1]	Fair Value Of Options At the Date of Grant
Statutory Board of Directors	Options granted on 04/16/2007 - 1st Program	1/10/2008	2	251,868	1/10/2012	1/10/2009	11.25	9.33
		1/10/2009	1	50,000	1/10/2013	1/10/2010	11.25	9.33
		1/10/2010	2	100,000	1/10/2014	1/10/2011	11.25	9.33
Total				401,868
Statutory Board of directors	Options granted on 08/31/2010 - 2nd Program	1/10/2010	6	185,000	1/10/2018	1/10/2011	25.00	6.84
		1/10/2011	6	185,000	1/10/2018	1/10/2012	25.00	8.19
		1/10/2012	6	185,000	1/10/2018	1/10/2013	25.00	9.23
		1/10/2013	6	185,000	1/10/2018	1/10/2014	25.00	9.88
Statutory Board of Directors	Options Granted on 12/1/201 - 2nd Program	1/12/2010	1	12,500	1/10/2018	1/12/1011	27.29	4.46
		1/10/2011	1	12,500	1/10/2018	1/10/2012	27.29	6.99
		1/10/2012	1	12,500	1/10/2018	1/10/2013	27.29	8.79
		1/10/2013	1	12,500	1/10/2018	1/10/2014	27.29	9.84
Total				790,000
Numbers updated considering grouping and spread out of 01/12/2010. [1]Average prices of exercise corrected by IPCA until the date of exercise of the option.

13.8.    Regarding options exercised and shares delivered relating to remuneration based on shares of the Board of directors and of the statutory board of directors, for the last fiscal year, create a table with the following content:

Options exercised - fiscal year ended on 12/31/2010
	Board of Directors	Statutory Board of Directors
Number of members		3
Options exercised
Number of shares		962,200
Weighted average price of the fiscal year		11.62
Difference between the value of exercise and market value of the shares related to the exercised options		17.45
Shares Delivered
Number of shares delivered	Not applicable
Weighted average acquisition price	Not applicable
Difference between the acquisition value and the market value of acquired shares	Not applicable

During the fiscal year of 2010, there was no options of purchase exercised referring to the 2nd Program (2010), but only to the 1st  Program (2007).

In fiscal years of 2009 and 2008, there were no options of purchase exercised by the Beneficiaries.

13.9.    Information necessary to understand the data published in items 13.6 to 13.8 (including method of pricing of the value of the shares and of the options):

a.    Model of Pricing:

The Method used is the Black & Scholes.

b.  Data and assumptions used in the pricing model, including the average weighed price of the shares, price of exercise, expected volatility, life span of the option, expected dividends and the interest rate free of risk:

Program 2007
	1st lot	Evaluation of 2nd, 3rd and 4th lots
Fiscal Year Price (R$)	12.80	11.25
Market Price (R$)	16.00	19.75
Fair value of Shares (R$)	3.53	9.33
Volatility of share price	19.64%	17.59%
Return fee free of risk	11.08%	11.07%
(Dividend Yield)	1.40%	1.50%

Program 2010
	1st grant	2nd grant
Fiscal Year Price (R$)	25.00	27.29
Market Price (R$)	32.40	31.50
Fair value of Shares (R$)	8.54	7.52
Volatility of share price	38.44%	45.26%
Return fee free of risk	11.19%	9.13%
(Dividend Yield)	6.00%	6.00%

c.    Method used and the assumptions taken to incorporate the expected effects of anticipated exercise:

Not applicable to the Company.

d.   How to determine the expected volatility:

We calculated the volatility of the sector at the date of granting, and we estimated that it remains stable.

e.    If any other characteristic of the option was incorporated in measuring its fair value :

Not applicable to the Company.

13.10   Regarding social security plans in force and granted to the members of the board of directors and to the statutory board of directors, provide the following information in table format:

There is not a social security plan in force and granted to the members of the Board of Directors and Statutory Board of Directors.

13.11.  Indicate in table format, regarding the last fiscal year and referring to the board of directors, statutory board of directors, and to the audit committee: a. organ; b. number of members; c. value of the highest individual remuneration ; d. value of the lowest individual remuneration; e. average value of individual remuneration

The efficacy of this item is suspended regarding associates of  IBEF - Instituto Brasileiro de Executivos de Finanças, and, as a consequence to associations related to it, in face of preliminary injunction granted by the 5th Federal Court of the Judicial Section of Rio de Janeiro within the scope of the Ordinary Suit n. 2010.5101002888-5, instructed by IBEF.

13.12. Contract agreements, insurance policies and other instruments that result in mechanisms of remuneration or indemnification for managers in the event of destitution of the position or of retirement (including financial consequences for the Company):

This item does not apply to the Company.

13.13. Percentage of the total remuneration of each organ recognized in the income of the Company referring to the members of the Board of directors, of the statutory board of directors or of the audit committee, related to direct or indirect controllers, as per definition or accounting rules dealing with the subject :

2009	Board of Directors	Audit Committee	Statutory Board of Directors*
Total Remuneration (thousand R$ mil)	1,073.3	113.4	9,995.0
Parts related to Controller (thousand R$)	984.7	68.0	-
Interest (%)	92%	60%	0%

2010	Board of Directors	Audit Committee	Statutory Board of Directors*
Total Remuneration (thousand R$)	1,210.4	130.5	2,445.0
Parts Related to Controller (thousand R$)	1,109.5	78.3	-
Interest (%)	92%	60%	0%

2011	Board of Directors	Audit Committee	Statutory Board of Directors*
Total Remuneration (thousand R$ mil))	1,258.1	135.6	1,229.9
Parts Related to Controller (thousand R$)	1,153.2	81.4	-
Interest (%)	92%	60%	0%
*As explained in item 13.2, only the remuneration based on options of shares of the Statutory Board of Directors is recognized at Contax Participações. The fixed and variable, remuneration as defined previously is totally supported by Contax S.A.

13.14   Values recognized from the income of the Company as remuneration of members of the Board of directors, of the statutory board of directors, or of the audit committee, grouped by organ, for any reason other than the position they occupy, as for instance, fees and consultancy services or advisement services rendered :

This item does not apply to the Company.

13.15. Values recognized in the income of direct or indirect controllers of associations under common control of,  and of the controlled of the Company, as remuneration of members of the Board of directors, of the statutory board of directors, or of the audit committee of the issuing party, grouped by organ, specifying at what title such values were attributed to such individuals:

Presently, the members of the Statutory board of directors of Contax Participações S.A. are the same of its direct controlled Contax S.A. and they receive the fixed and variable remuneration exclusively through its controlled Contax S.A., as per income of 2009, 2010 and forecasted for 2011 of  Contax S.A., as follows:

2009	Statutory Board of Directors
Number of Members*	4.5
Annual Fixed Remuneration (thousand R$)	2,932.0
Salary/Compensantion	2,932.0
Direct and indirect Benefits	-
Participation in Committees	-
Other	-
Variable Remuneration (thousand R$)	3,500.0
Bonus	-
Interest in Income	3,500.0
Participation in Meetings	-
Fees	-
Other	-
Benefits after employment (thousand R$)	-
Remuneration based n shares (thousand R)	-
Total Remuneration (thousand R$)	6,432.0

2010	Statutory Board of Directors
Number of Members*	4.0
Annual Fixed Remuneration (thousand R$)	2,675.4
Salary/Compensantion	2,675.4
Direct and indirect Benefits	-
Participation in Committees	-
Other	-
Variable Remuneration (thousand R$)	-
Bonus	-
Interest in Income	-
Participation in Meetings	-
Fees	-
Other	-
Benefits after employment (R$ thousand)	-
Remuneration based on shares (R$ thousand)	-
Total of Remuneration (R$ thousand)	2,675.4

2011	Statutory Board of Directors
Number of Members*	4.0
Annual Fixed Remuneration (R$ thousand)	2,880.0
Salary/Compensantion	2,880.0
Direct and indirect Benefits	-
Participation in Committees	-
Other	-
Variable Remuneration (thousand R$)**	-
Bonus	-
Interest in Income**	-
Participation in Meetings	-
Fees	-
Other	-
Benefits after employment (thousand R$)	-
Remuneration based on shares (thousand R$)	-
Total Remuneration (thousand R$)	2,880.0
*The number of members of each organ corresponds to annual average of the number of members of each organ verified each month.
**The variable remuneration depends of the outcome attained in the year by the Company and, therefore, we cannot foresee the expense referring to the fiscal year of 2011.

13.16.  Furnish other information that the issuing party shall consider relevant:

Item 13.2 Remuneration recognized of the statutory board of directors and of the audit committee (continued).

c. Remuneration segregated in:

v. Benefits motivated by the cessation of the exercise of the position

According to the Plan of Options of Shares, in the event of destitution or dismissal of the Beneficiary by reason that shall be considered just cause, according to the labor laws,  all non-exercised options shall be terminated, without indemnification, whether the grace period has elapsed or not. The period of restriction for the alienation of shares shall remain in force as set forth in the Plan, for 1 (one) year, as of the date of the initial term of grace period for the options.

In the event of  destitution or dismissal that is not by reason of just cause (except if the severance occurs within the next 6 (six) months of the occurrence of any events that imply in the dispersion of the shareholding control of the Company, existing in the date of approval of the Plan), resignation, or retirement of the Beneficiary the following provisions shall be observed: a) options which initial periods of grace have not passed shall be extinct without indemnification; b) options, which initial periods of grace have already passed can be exercised within 90 (ninety) days as of the event originating the end of mandate, or until the end of the term for exercise of the option, if there remains the term inferior the 90 (ninety) days; c) the restriction period for alienation of Shares referred in item 13.4.l shall remain in force for options of shares of the First Program. For the Second Program, the shares resulting from the options exercised according to item “b” shall be free and unencumbered to be sold by the Beneficiary at any time, extinguishing for this matter, the provision of the item “c” above-mentioned.

According to the Plan of Options of Shares, the event of destitution or dismissal of the Beneficiary by reason that would be considered just cause, as per labor laws, all non-exercised options shall be terminated, whether the grace periods  for them have elapsed or not.

The period of restriction for the alienation of shares shall be in force as set forth in the Plan of Options of Shares of the Company, in which, the beneficiary can only sell, assign, or otherwise alienate the shares of the Company within the scope of the Plan, observing a minimum period of unavailability of one (1) year, as of the date of the initial period of grace of the options.

CONTAX PARTICIPAÇÕES S.A.

CNPJ/MF n. 04.032.433/0001-80

NIRE n. 33300275410

Open Company

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

April 25, 2011, at 02:30 pm

JUSTIFICATION FOR  AMENDMENT PROPOSED AND ANALYSIS OF ITS LEGAL AND ECONOMIC EFFECTS

The proposed amendment in the By-Laws proposed aim at : (i) the correction of the remission contained in line “d” of  Art. 11, the wording of “Article 17, XXXI”, which shall be “Article 17, XXIV”; and (ii) the re-ratification of the number of members of the Audit committee contained in caput of Art. 26, the “3 (three)” shall read from “3 (three) to 5 (five)” members; without resulting in economic effects.

Thus , the referred clauses shall bear the following wording:

Article 11 – It is of private competence of the Shareholders Meeting to deliberate on the following subjects:

d.                 authorize the issuance of debentures convertible in shares, except for provisions of Article 17, XXIV, of these By-Laws;

Article 26 - The Company shall bear an Audit Committee, formed by from 3 to 5 (three to five) members and substitutes in equal number, without permanent character, and this committee shall only be elected and installed by the General Shareholders Meeting, at the request of the shareholders, in the cases provided by law.

CONTAX PARTICIPAÇÕES S.A.

CNPJ n. 04.032.433/0001-80

NIRE 33300275410

Open Company

EXTRAORDINARY SHAREHOLDERS MEETING

April 25, 2011, at 02:30 p.m.

BY-LAWS

amendments proposed in bold (line “d” of Art. 11 and caput of  Art. 26)

CHAPTER I

Name, Headquarters, Object and Duration

Article 1st -  CONTAX PARTICIPAÇÕES S.A. is an anonymous society ruled by these By-Laws and by legal provisions applicable to it.

Article 2nd - The Company bears headquarters and legal domicile at Rua do Passeio, 48 a 56 part, Cinelândia, in the city of the Rio of Janeiro, State of Rio de Janeiro, and it can, by deliberation of the Board of directors, independently from authorization of the General Shareholders Meeting, open, maintain and close branches, offices, deposits or agencies in any part of the domestic territory or abroad.

Article 3rd  - The Company bears the social object of participating, direct or indirectly, in other commercial and civil societies, as partner, shareholder or quota holder, within the country or abroad.

Article 4th – The duration term shall be undetermined.

CHAPTER II

Capital Stock and Shares

Article 5th - The capital stock is R$223,873,116.10 (two hundred and twenty-three million, eight hundred and seventy-three thousand, one hundred and sixteen reais and ten cents), divided into 59,770,600 shares, being 23,089,600 common shares and 36,681,000 preferred shares, all of them book-entry shares, registered and without par value.

§ 1º - The Company is authorized to increase its capital stock in up to 500,000,000 (five hundred million) common or preferred shares, independently of statutory change, through deliberation of the Board of Directors, which shall establish issuance conditions.

§ 2º - Issuance of shares, debentures convertible in shares and bonus of subscription, which allocation shall be made through sale in the stock exchange or public subscription, exchange for shares, in public offer of acquisition of control, according to the law, can exclude the preference right in the  subscription.

§ 3rd - Preferred shares are not entitled to vote, but they are entitled to priority in reimbursement in the event of liquidation of the Company, without premium, and in payment of minimum, non-cumulative dividends of  (a) 6% (six percent) per year, on the valor resulting of the division of the capital subscribed by the number of shares of the Company or (b) 3% (three percent) of the value of the liquid assets of the share, with preference to what is higher between (a) and (b).

§ 4th - The preferred shares can represent up to 2/3 (two thirds) of the total of the shares issued by the Company, and their issuance can be changed at the rate previously existing between common and preferred shares.

§ 5º - The Company is entitled, by deliberation of the Shareholders Meeting, to grant purchase option of shares on behalf of the managers and employees, or for natural persons that render services to the society under its control.

§ 6 - Non compliance of the subscriber with the amount subscribed in the conditions provided in the bulletin or call shall result in the subscriber being, by full rights, considered as default, for purposes of articles 106 and 107 of Law number 6.404/76, subject to payment of the amount in arrears indexed monthly by the IGP-M in the lowest legally admitted periodicity, in addition to 12% (twelve percent) interest a year, “pro rata temporis” and 10% (ten percent)  fine of the amount of the installment in arrears, duly updated.

CHAPTER III

SECTION I

The General Meeting

Article 6 – The General Meeting is the highest body of the Company, with powered to decide on all business related to the Company´s objectives and to take the measures it deems necessary to the Company´s defense and development.

Article 7 – The Shareholder’s General Assembly, under Law, shall meet:

(a) Ordinarily: within the first four months after the end of the fiscal year, in order to:

(i)                  review the administrators’ accounts, discuss and vote financial statements;

(ii)                elect the Board of Directors at time due and Auditing Committee when applicable;

(iii)               decide destination of fiscal year net profits, if any, and distribution of dividends, when applicable; and set the compensation to the Administration.

(b) Extraordinarily: whenever, under legal summons,  should the company´s interests require a shareholders pronouncement.

Article 8 - The General Meetings hall be summoned by the President of the Board of Directors, being up to him to approve the respective act or take action under the Sole Paragraph of art. 123 of Law no. 6.404, 15.12.1976.

Article 9 - The General Meeting shall be summoned by any Director of the Company who shall proceed to the election of the Board of Directors being composed of president and secretary a chosen from those present.

Article 10 – The work and deliberations of the General Meeting shall be recorded in minutes and signed by the members of the board and by the shareholders present, who shall represent a minimum of the majority required for the deliberations taken.

§ 1 – The minutes shall be recorded as a summary of the facts, including dissidence and protests.

§ 2 – Unless otherwise decided by the Meeting, minutes shall be published with omission of the shareholders´ signatures.

Article 11 – The General Meeting is privately in charge of decisions concerning the following matters:

a.                   reforming the Statute;

b.                  electing or dismissing the Company´s administrators or supervisors, at any time , except as per article 17, III, of this Statute;

c.                   annually reviewing the administrators´ accounting and deciding on financial statements presented by them;

d.                  authorizing the issuing of debentures convertible into shares, except as provided in Article 17, XXIV, of this Statute;

e.                  suspending  the exercise of shareholder rights;

f.                    deciding on Company´s changes, mergers, incorporations and splits, its dissolution and liquidation, electing and dismissing liquidators and judging their accountings;

g.                   deciding on evaluation of assets that shareholders propose for building company equity;

h.                  authorizing administrators to declare insolvency and request bankruptcy.

SECTION II

Company Administration

Article 12 – The Company shall be administrated by a Board of Directors and by Directors, as provided by law for its Statutes, being its members exempt from providing bond to exercise their functions.

§1 – The Board of Directors, a collegiate deliberative body, shall carry on the higher administration of the Company.

§2 - Directors compose the Company´s administrative body, each one of them in charge and acting in accordance with the respective responsabilities.

§3 – Assisgnments and powers conferred upon each of the administrative bodies may not be transferred to others.

SECTION III

Board of Directors

Article 13 – The Board of Directors shall comprise up to thirteen (13) members and a equal number of substitutes, all of them shareholders having been nominated Board Members, elected for a 3 (three) months term, with the possibility of reelection, by the General Meeting and being dismissible by it at any time.

§ 1 – At the end of their term, Board Members shall remain in their positions up to replacing  administrators´ investiture, as provided by this  Statute.

§ 2 – Board Members shall take office upon the signature of the respective agreement, recorded in the proper book.

Article 14 – The Board of Directors shall have a President chosen from among its members, who shall summon and preside meetings and be elected annually, by a majority vote , being the first election held immediately after the members´ assumption.

Article 15 – In case of vacancy of Board Member office, the President´s  office inclusively, the position shall be taken over by his Substitute until completion of the Board Member´s term.

§ 1 – In case of absence or temporary impediment, the Board Member shall be replaced by his/her substitute, for each meeting specifically. In case of absence or temporarily impediment of the President, he shall appoint one of the Board Members to take over the Presidency of the Board of Directors temporarily and who shall be replaced by his substitute in the respective board meetings.

§ 2 – In case of vacancy regarding the Board Member and his/her substitute complete the remaining time of the term, his substitutes shall be appointed by the other Board Members until the next General  Meeting, as provided by aw.

Article 16 – The Board of Directors shall meet, ordinarily, at least once a quarter and extraordinarily, whenever necessary upon summons by any Board Member.

§ 1 – Special meetings of the board shall be summoned, in writing, with advance notice of at least five (5) business days, with summons containing the agenda and subjects to be discussed in the respective meeting. Notwithstanding this provision, the Board of Directors shall consider regular meetings attended by all Board Members.

§ 2 – Quorum for the Board of Directors’ meetings shall be a majority of all Members in office.

§ 3 – The Board of Directors shall decide based on the majority votes present and the President, as well as having his own personal vote, will be in charge of the tiebreak.

§ 4 – Minutes of the Board of Directors electing, dismissing, or designating functions of the Directors shall be filed within the State Board of Trade and published in the local press, and similar procedures shall be used for minutes whenever the Board of Directors deems it appropriate.

§ 5 – Decisions by the Board of Directors shall be recorded in the minutes and signed by those present.

§ 6 – The board of Directors may determine the creation of committees for assisting Board Members, defining their composition and specific attributions.

§ 7 – The committees created shall be responsible for analyzing and discussing defined subjects in their field of competence, as well as elaborating proposals and recommendations for discussion by the Board of Directors.

Article 17 – The Board of Directors shall:

I.                          set general policy for the  Company´s  business and supervise its execution;

II.                        approve and alter the annual budget, business goals and strategies for the following period for the Company as well as for subsidiaries;

III.                      elect and dismiss Company directors, at any time, allotting their attributions, observing legal and statutory provisions, as well as choosing the CEO;

IV.                      supervise management by the Directors, examine Company books and at any time, request information on any contracts entered into or under consideration or on any other acts;

V.                        define compensation for each of the Company Board Members, Directors and the Auditing Committee, when in operation, as well as establish guidelines and  compensation criteria regarding administrators and members of the Auditing Committee of subsidiary companies;

VI.                      choose and dismiss independent auditors;

VII.                    summon the Board of Directors;

VIII.                  approve and submit financial statements and the Company Administrative Report to the General Meeting  including the consolidated balance sheets;

IX.                      approve and alter Internal Regulations for the Company and for the Board of Directors;

X.                        establish the location of the Company headquarters, as well as creating and extinguishing subsidiaries, agencies, branches, offices, departments and representations anywhere in Brazil or abroad;

XI.                      submit the destination for net earnings in the fiscal year to the Board of Directors;

XII.                    decide on acquisition and control of shareholdings in other companies, as well as increases in shares of subsidiary companies in Brazil or abroad;

XIII.                  decide on creation of any subsidiary;

XIV.                  Authorize alienation, in part or in whole, of owned shares issued by subsidiary companies should these represent an amount greater than R$10,000,000.00 (ten million reais) which is not foreseen in the Company´s annual budget;

XV.                    authorize associations and signing of shareholder agreements by the Company or its subsidiaries;

XVI.                  authorize acquisition of shares issued by the Company, for effects of cancelling or retention in the treasury for later alienation;

XVII.                approve investments that exceed R$10,000,000.00 (ten million reais), when not foreseen in the annual budget for the Company or its subsidiaries;

XVIII.              approve any loan, financing or concession of any real or surety guarantee by the Company or its subsidiaries, in isolation or cumulatively within the period comprised in the current budget, in amount greater than R$ 10,000,000.00 (ten million reais);

XIX.                  approve any individual operation where the amount exceeds R$ 10,000,000.00 (ten million reais), between the Company and its subsidiaries on the one hand, and its shareholders, subsidiaries or companies under their common control on the other;

XX.                    authorize the signature of agreements, of any nature, that imply obligations by the Company  greater than R$10,000,000.00 (ten million reais), not foreseen in the annual budget for the Company or its subsidiaries;

XXI.                  authorize the Directors to alienate permanent assets, renounce to rights, compromise or charge in any way assets of value equal or greater than R$10,000,000.00 (ten million reais), that are not foreseen in the annual budget for the Company or its subsidiaries;

XXII.                determine the vote to be given by the Company´s representative in General Meetings and meetings with companies where it has shares and give prior approval to alterations of the Articles of Incorporation of companies of which it is a shareholder, and also approving choices of administrators of subsidiaries to be elected with the Company´s vote;

XXIII.              approve issuing of subscription bonuses;

XXIV.              approve issuing of debentures unconvertible to shares and without real guarantee, or their sale, if within Treasury;

XXV.                decide on issuing of shares within the authorized capital limit under § 1 of Article 5 of these Statute.

Article 17-A - The Company shall have an Independent Special Committee, of provisional  nature, exclusively for analysis of consistent company operating conditions for incorporation of shares issued by Mobitel S.A. by the Company and submit its recommendations to the Company Board of Directors.

§ 1 -  The Independent Special Committee shall consist of 3 members, elected by the Board of Directors, all independent, Company administrators or not, who will have notable experience and technical capability and will be subject to the same legal obligations and responsibilities as the administrators under the terms of Article 160 of Corporate Law.

§ 2 - Independence of the Independent Special Committee Members shall be assumed for those that attend to the definition of "independent counselors" provided in the Listing Regulations for the São Paulo Stock Exchange New Market.

§ 3 – The Independent Special Committee shall not hold executive functions or a deliberative character and its opinions, proposals or recommendations shall be directed to the Board of Directors for deliberation.

§ 4 - The Board of Directors shall set the remuneration of its members that are members of the Independent Special Committee and authorize hiring of its members by the Directors, as well as independent consultants to lend support to the Independent Special Committee.

SECTION IV

Directors

Article 18 - Directors shall be a minimum of two (2) and no more than five (5), one (1) being the President Director, one (1) Financial Director, and the others, Directors, without specific designation, whether shareholders or not, resident in Brazil, elected by the Board of Directors and dismissible by it at any time, with a mandate of three (3) years, with the possibility of reelection.

§ 1 - The Directors shall remain in charge of their respective positions after their term in office until new Directors are elected and take places.

§ 2 – Should there be a vacancy for the position of Director or should a Director be incapacitated or unavailable, the Board of Directors shall elect a new Director or designate a substitute, whose mandate shall expire with the other Directors.

§ 3 – Should there be a temporary absence or impediment, a Director may replace another by designation of Directors.

§ 4 – Members of the Board of Directors, up to a maximum of one third, may be elected Directors with accumulation of functions. In this case, the Counselor Director shall choose the appropriate compensation  as Counselor or as Executive Administrator.

Article 19 – The terms shall always be signed by two (2) Directors together, one of whom shall necessarily be the CEO, and granted for specific purposes and for specific terms, not exceeding one (1) year, except those that assume the powers of the ad judicia clause. Beyond the term, “ad negotia” powers of attorney shall veto transfer of powers.

Article 20 - The Company shall be represented, actively and passively, in any acts that create obligations or exempt third parties from obligations to the Company, by two Directors together, by one Director and one constituted attorney named by the means above, or by two constituted attorneys also nominated by the means above, through a mandate to practice the act specified.

§ 1 - Directors may, furthermore, designate one of its members to represent the Company in acts and operations in Brazil or abroad, or constitute an attorney for specified act,  minutes containing the Directory resolution being filed at the Board of Trade if necessary.

§ 2 - The Company shall be represented in isolation or by any of its Directors, without  formalities provided in this article, in case of receiving legal citations or summonses or rendering personal testimony.

Article 21 - Directors shall meet whenever necessary under summons from the CEO, with notice of two (2) working days.

§ 1 – Quorum for holding of meetings is the majority of acting members and decisions shall be taken by a favorable vote by the majority of Directors present at the meeting.

§ 2 – Minutes of meetings and Directors´ decisions are recorded in the proper book.

Article 22 –  Directors shall carry on functions attributed to the by the Law, the Statute and the Board of Directors to practice acts necessary for the regular functioning of the Company.

Article 23 – The CEO, specifically, shall:

I.                    supervise all Company activities;

II.                  supervise activities of other Directors;

III.                submit for approval to the Board of Directors all work plans and annual budgets, investment plans and new expansion plans for the Company and its subsidiaries, promoting execution under the terms approved;

IV.                formulate operational strategies and directives for the Company, as well as establish criteria for execution of decisions of the General Meeting and the Board of Directors, with participation of the other Directors;

V.                  coordinate and supervise the Directory´s activities, summoning and presiding over its meetings empowered of   tie-break vote ;

VI.                represent the Company at meetings, assemblies and any kind of deliberative bodies in the companies in which the Company participates, in which case it shall present to the president of the meeting or assembly of the companies the minutes of the Board of Directors meeting that contains the orientation for the Company vote;

V.                  carry on attributions other than those assigned by the Board of Directors.

Article 24 - The CEO shall determine the specific functions for each of the Directors, observing the limits determined by the Company Board of Directors. Representation of the Company to the securities-market regulating organs, in accordance with the provisions of Instruction no. 202/93, altered by Instruction no. 309/99, both from the Securities Commission, may be undertaken by any of the directors, as decided by the Company Board of Directors.

Article 25 – Directos,  as a collegial body, shall exercise the following functions:

I.              establish specific policies and directives resulting from general orientations for business set by the Board of Directors;

II.            produce the budget, its means of execution and general plans for the Company, submitting them for approval by the Board of Directors;

III.           present to the Board of Directors the proposals for subsidiaries in regards to the general directives for the organization, development of the market, investment plans and the budget;

IV.          periodically present to the Board of Directors the general development of the Company´s business;

V.            propose to the Board of Directors alienation of Company permanent assets should these assets represent a value greater than R$10,000,000.00 (ten million reais) and should alienation not be foreseen in the Company´s annual budget;

VI.          present the Company Internal Regulations to the Board of Directors with the respective organizational structure;

VII.         evaluate the General Balance Sheet, other financial statements and the Company Annual Report, as well as proposals for destination of results, submitting them to the Auditing Committee, the Independent Auditors and the Board of Directors; and

VIII.       decide on other matters judged to be within the collective responsibility of the Directory or attributed to it by the Board of Directors.

CHAPTER IV

Auditing Committee

Article 26 - The Company shall have an Auditing Committee comprising 3 to 5 (three to five) members and substitutes in equal number, not being of a permanent character, and only elected and installed by the General Meeting at the request of shareholders in cases provided in law.

§ 1 – The members of the Auditing Committee, shall be natives, resident in the country, legally qualified and with mandates up to the first Annual Meeting held after the election.

§ 2 – Members of the Auditing Committee shall only merit the remuneration set by the General Meeting during the period in which the organ functions and they are in effective exercise of their functions.

§ 3 - The Auditing Committee, when installed, shall have the attributions provided in law which may not be delegated.

CHAPTER VI

Fiscal Year, Balance Sheets and Results

Article 27 – The fiscal year shall be for one (1) year, and shall end on the last day of December of each year.

Article 28 – At the end of each fiscal year balance sheets shall be drawn up based on the Company´s Accounting supported by the equity balance sheet, profit and loss accounts, results of the fiscal year and origins and investments of resources, simultaneously, in current Brazilian currency and purchasing power parity.

§ 1 – The equity balance and financial statements shall be submitted to the General Meeting by the Board of Directors, based on elements that were presented and proposed by the Directors.

§ 2 - The Company may draw up balance sheets and distribute dividends quarterly provided the total of dividends paid each semester does not exceed capital reserves.

§ 3 – The Board of Directors may also decide, at any time, to distribute intermediate dividends as accumulated profits or existing profit reserves in the last annual or six-monthly statement.

Article 29 – Before any distributions, all accumulated losses and provisions for income tax shall be deducted from the results of the fiscal year.

§ 1 – The statutory participation for administrators shall be calculated up to the maximum legal limit on the remaining profit found as stated at the head of this article.

§ 2 – The net profit for the fiscal year, obtained after deduction in the previous paragraph, shall be destined to:

a) 5% (five percent) to the legal reserve up to 20% (twenty percent) of paid-in capital. Constitution of the Legal Reserve may be dispensed with in fiscal years where its balance, added to capital reserves, exceeds 30% (thirty percent) of Capital Stock;

b) From net profit for the year, obtained after deduction in the previous paragraph and adjusted in accordance with art. 202 of Law no. 6.404/76, 25% (twenty-five percent) is destined for payment of obligatory dividends, respecting the provisions of paragraph 3 of article 5.

c) The remaining balance, respecting the records of profits in the profits reserve to be made, shall be taken to Investments Reserve, destined for ensuring investments of interest to the Company as well as reinforcing working capital, which may not surpass, together with other profit reserves, the amount for Capital Stock;

Article 30 – Dividends not claimed in three (3) years from the date of their being placed at the disposal of shareholders, prescribe in favor of the Company.

Article 31 – Administrative organs may pay or credit interest on own capital under the provisions of article 9, paragraph 7, of Law no. 9.249, 26.12.1995 and the pertinent laws and regulations, up to the limit of minimum obligatory dividends dealt with in article 202, of Law no. 6.404/76, which shall be by the net amount for income tax.

CHAPTER VII

Liquidation, Dissolution and Closure

Article 32 - The Company shall enter into liquidation, dissolution and closure in the cases provided by law, or due to a decision by the General Meeting.

Sole paragraph - The Board of Directors shall appoint a liquidator, define the ways and guidelines to be followed, set fees and elect an Auditing Committee, which will function during the period of liquidation.

Cristina Alves Corrêa Justo Reis

Secretary and Lawyer

OAB/RJ (Brazilian Bar Association/Rio de Janeiro) 117.725

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.